FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                      ]

National Bank of Greece

Press Release

2006 six-month Results

+65% growth in net profit
34.5% return on equity

(€ millions)	1H.06	1H.05	±%
Net profit (after tax & minority interests)	546.2	330.8	+65%
Earnings per share (number of shares before share capital increase)	€1.46	€1.01	+45%
Return on equity	34.5%	28.1%	+640	µ.β.
Return before extraordinary profit	30.1%	28.1%	+200	µ.β.
Core profit	524.7	398.4	+32%
Pre-tax profits from SE Europe	52.0	40.6	+28%
Cost / income	46.7%	55.1%	-840	µ.β.

I am pleased to announce that on the basis of the 1H 2006 results, NBG Group once more reaffirms its capability to offer its shareholders high returns.  With equity returns over 30%, the NBG Group ranks among the best performing financial institutions in Europe.

The high profitability achieved in the 1H 2006 has resulted not only from growth in income from Greece and abroad, but also from our efforts for stringent control of expenses.

The Group’s positive course so far does not mean that we will relax our vigilance.  The Bank’s recent, successful share capital increase, the completion of the acquisition of 46% of Finansbank and the prospects for the Group’s further expansion in Southeast Europe serve to accomplish our strategic objective for rendering National Bank of Greece as the leading financial institution in the region.

Athens, August 2006
Takis Arapoglou
Chairman &CEO

Group net profit after tax and minority interests grew to €546 million in the first half of 2006, up 65% vis-à-vis the first half of 2005. The Group’s profitability posted growth on a quarterly basis also, as net profit after tax and minority interests rose to €296 million during Q2, 18% up on Q1 2006. Q2 profit, boosted by extraordinary profit of €113 million from completion of the sale of the Group’s subsidiaries Atlantic Bank of New York and National Bank of Greece Canada in North America, and despite one-off expenses of €24 million, reflecting the cost of Group subsidiaries’ voluntary retirement programmes, posted a record high in National Bank’s history.

The Group’s return on equity reached a historic high of 34.5% that still remains at 30% even after profit adjustments for the extraordinary results, as above, on the basis of which the Bank ranks first in Greece and among the leading banks of Europe in terms of return on equity.

The Group’s performance reflects above all an improvement in the Group’s core income, given that in Q2 2006 adverse circumstances prevailed in international markets, which did not allow for trading gains during the said period. Accordingly, the improvement was clearly driven by growth in banking business in the domestic market and Southeast Europe, as well as further reductions in operating costs.

The positive developments as regards control of operating costs are reflected in the spectacular enhancement in the Group’s cost/income ratio to below 50%, specifically at 46.7%, an improvement of 840 basis points compared with H1 2005 and 540 basis points relative to 2005. This performance exceeded the targets of NBG’s Business Plan 2005-2007, despite a 33% increase in operating costs in Southeast Europe due to expansion of the Group’s activities in the area.

The improvement in the Group’s core income reflects consistent growth in interest income and commission income. The Group’s net interest income reached €887 million, 17% up compared to H1 2005, chiefly as a result of an improvement in the structure of the Group’s assets through continued growth in the retail lending portfolio. The momentum of this improvement is notably reflected in the 7% quarterly growth posted between Q1 and Q2 2006, propelling net interest income to a historic high of €459 million, which has driven net interest margin to 3.47% in Q2 2006 compared with 2.94% in Q2 2005 and 3.16% for 2005 as a whole.

In H1 2006, net commission income rose to €238 million, up by 20% compared to H1 2005, as a result of overall growth in all sources of commission, reflecting the Group’s successful strategic choices in the areas of retail/corporate banking and management of funds.

Commission income (€ millions)	Q2.06	Q2.05	±%
Retail loans	51.3	49.6	+3.4%
Corporate loans	41.9	35.1	+19.4%
Intermediation & deposits	72.5	65.5	+10.7%
Investment banking	40.5	30.5	+32.8%
Fund management	31.9	18.5	+72.4%
Total commission income	238.0	199.1	+19.5%

Consistent growth in commissions from retail and, mostly, corporate lending is driven by steady growth in retail and corporate business along with the promotion of cross-selling, to compensate for loss from promotional offers for retail products, particularly in the area of mortgage lending.  Substantial growth in mutual fund commissions vis-à-vis Q2 2005 results from the successful restructuring in the mix of mutual fund assets in favour of high value-added products (bond and equity funds) carried out last year. Lastly, despite deterioration in the conditions prevailing in the capital markets, capital market commissions also posted 33% growth compared to H1 2005.

Income from insurance business also improving, growing to over €57 million, up 18% compared to H1 2005, as a result of growth in the life and group insurance portfolio and the promotion of new bancassurance products among the wide customer base of NBG.

Retail banking posts dynamic growth

Total Group loans topped €32.8 billion, up 17% y-o-y. Retail lending presented spectacular growth of 26% y-o-y, and now represents over 62% of the Group’s total loan book, as compared with 58% in June 2005.

Group loans (€ millions)	Q2.06	±y-o-y%
Retail	20 520.6	26.0%
Corporate	12 301.9	3.7%
Total	32 822.5	16.7%
% Retail / Loans	62.5%	+470	bps
% net NPLs	1.1%	-10	bps

Mortgage lending continues to comprise the driving force of retail portfolio growth. In June 2006, the mortgage lending portfolio stood at €13 billion, up 30% y-o-y. In H1 2006, new loans amounting to €1,577 million were disbursed, 27% higher than in H1 2005, despite interest rate increases by the ECB in the current year. The dynamic presented by the number of mortgage loan applications in Greece (increased by 53% compared with the first half of 2005) coupled with the Bank’s drive to place and promote new pioneering products in the market, reinforce expectations of yet another successful year ahead in this lending segment.

Consumer loan and credit card balances totaled €5.2 billion at the end of the first half, up 16% y-o-y.  Open-end consumer loans totaled €1.3 billion up 25% y-o-y comprising the largest segment of consumer loans and thus contributing to yet stronger interest income and commissions. In H1 2006, credit card balances and commissions remained flat compared with H1 2005, in line with the signs of satiation appearing in the market in the past months.

Lending to corporates and professionals grew to close €15 billion by the end of H1 2006. A key player in this growth was the domestic SME loan book (i.e. financing to professionals and businesses with turnover below €2.5 million) and medium-sized enterprises (i.e. financing to firms with turnover of €2.5-€50 million), which grew by 31% and 16% y-0-y respectively.

Strong presence in Southeast Europe

NBG Group maintained its dynamic pace in the region of Southeast Europe.  In the first six months of the current year, the Group’s physical presence was reinforced with the opening of 22 new units, thereby increasing the total number of branches to 279. In the context of the Group’s organic growth, a further 65 branches are due to be opened by the end of the year.

Group lending in the region grew by 43% y-o-y to over €2.5 billion. Retail banking continued to constitute the driving force behind the Group’s growth, with the total retail loan book growing at around 76% on an annual basis and the Group’s market share in the region now standing at around 8%.

3

The positive course of our SE European business contributed to an enviable increase in the Group’s profitability in the region, with pre-tax profits of the SE Europe subsidiary units totaling €52 million, up 28% on an annual basis, despite increased investment and cost due to the rapid growth in the branch network. This level of profitability accounts for more than 10% of the Group’s total pre-tax profits.

Deposit base growth retains overall liquidity

Group deposits grew by 5% to €45.7 billion in the first half of 2006. Time deposits posted the highest growth, as they absorbed funds from money market mutual funds in an effort to convert the latter into higher yielding placements. This indicates that the Group’s liquidity is being maintained at strong levels.

The rising trend in deposits retained a low leverage in the balance sheet (loans-to-deposits ratio: 71.9%).

The Group’s efficiency continues to improve

Operating expenses (€ millions)	Q2.06	Q2.05	±%
Staff costs	448.3	399.5	+12%
Administrative expenses	182.6	169.1	+8%
Depreciation	55.5	57.2	-3%
Total operating expenses	686.4	625.7	+10%
Cost / income	46.7%	55.1%	-840	µ.β.

Despite the Group’s expanding business in Southeast Europe, the increase in operating expenses has been exceptionally low vis-à-vis H1 2005. In particular, staff costs (excluding voluntary retirement costs) grew by 6% to €424 million, in line with the annual pay rise provided for in the collective labour agreement. Administrative expenses and depreciation grew to €238 million, i.e. by 6% vis-à-vis H1 2005.

Stringent control of expenses coupled with the impressive growth in income has led to a further improvement in the Group’s efficiency ratio, which now stands at less than 50%.

Enhanced capital adequacy ensures continued growth of the Group

The Group’s capital base strengthened yet further in H1: 2006, as reflected in its capital adequacy ratios.

Capital adequacy ratios	30.6.06	31.12.05
Core Tier-I CAD Ratio	9.8%	8.9%
Total Tier-I CAD Ratio	13.1%	12.3%
Total CAD Ratio	15.9%	15.2%

The Total Tier-I Capital Adequacy ratio stands at 13.1%, up 90 basis points on the ratio for full-year 2005. Similarly, the Core Tier-I ratio stands at 9.8%, well above the minimum level required by the regulatory authorities, thereby securing for the Group a solid base on which to build its business further in Greece and Southeast Europe.

4

Group income statement

€ millions	1H.06	1H.05	±%	2Q.06	1Q.06	±%
Net interest income	886.9	757.8	17%	459.2	427.7	7%
Net commission income	238.0	199.1	20%	120.3	117.7	2%
Net premiums from insurance contracts	57.1	45.5	25%	29.8	27.3	9%
Dividend income	8.3	8.3	0%	6.9	1.4	393%
Income from private equity	34.3	15.5	121%	5.1	29.2	-83%
Other income	59.3	36.8	61%	37.6	21.7	73%
Operating income	1283.9	1063.0	21%	658.9	624.9	5%
Earnings from financial transactions	57.6	60.7	-5%	0.0	57.6	-100%
Total income	1341.5	1123.8	19%	658.9	682.6	-3%
Staff costs	-448.3	-399.5	12%	-236.3	-211.9	12%
Administrative expenses	-182.6	-169.1	8%	-97.9	-84.7	16%
Depreciation and amortisation	-55.5	-57.2	-3%	-27.5	-28.1	-2%
Total operating expenses	-686.4	-625.7	10%	-361.7	-324.7	11%
Impairment losses on loans & advances	-130.4	-99.7	31%	-64.4	-66.0	-2%
Operating profit	524.7	398.4	32%	232.7	291.9	-20%
Share of profit of associates	8.3	11.4	-27%	2.8	5.5	-49%
Profit before tax	533.1	409.8	30%	235.5	297.6	-21%
Tax	-95.5	-77.0	24%	-44.6	-50.9	-12%
Net profit from discontinued operations	118.1	15.1	-65%	111.1	7.0	1487%
Minority interests	-9.5	-17.1	-44%	-5.9	-3.5	69%
Net profit attributable to NBG shareholders	546.2	330.8	65%	296.1	250.1	18%

Consolidated balance sheet	€ million

	30.6.06	31.12.05	±%
Assets
Cash & balances with central banks	3 422.9	2 431.3	41%
Due from banks (net)	4 252.5	4 085.2	4%
Loans & advances to customers (net)	31 668.3	29 528.2	7%
Financial assets	16 753.6	16 987.2	-1%
Property, equipment & intangible assets	2 048.3	2 078.1	-1%
Other assets	3 086.6	2 584.4	19%
Assets classified as held for sale	—	2 732.2	-100%
Total assets	61 232.2	60 426.6	1%

	30.6.06	31.12.05	±%
Liabilities
Due to customers	45 663.8	43 350.1	5%
Due to banks	6 033.1	5 363.5	12%
Other borrowed funds	933.2	957.0	-2%
Other liabilities	4 233.3	4 180.3	1%
Liabilities classified as held for sale	—	2 259.2	-100%
Total liabilities	56 863.4	56 110.2	1%
Minority interest & Hybrid	1 166.1	1 192.6	-2%
Shareholders’ equity	3 202.7	3 123.8	3%
Total equity & liabilities	61 232.2	60 426.6	1%

5

Group loans

(€ millions)	30.6.06	31.12.05 *	±%	30.6.05*	±%
Mortgages	12 972.9	11 820.3	+9.8%	9 985.3	+29.9%
Consumer	3 688.2	3 238.5	+13.9%	2 934.1	+25.7%
Credit cards	1 489.5	1 536.0	-3.0%	1 539.7	-3.3%
Small businesses	2 370.0	2 040.7	+16.1%	1 810.4	+30.9%
Retail	20 520.6	18 635.5	+10.1%	16 269.5	+26.1%
Corporate	12 301.9	11 978.7	+2.7%	11 864.1	+3.7%
Total loans & advances to customers	32 822.5	30 614.2	+7.2%	28 133.6	+16.7%
Less: Allowance for impairment on loans & advances to customes	1 154.3	1 086.0	+6.3%	1 165.0	-0.9%
Loans & advances to customers (net)	31 668.2	29 528.2	+7.2%	26 968.6	+17.4%

*excluding discontinued operations

Group deposits

(€ millions)	30.6.06	31.12.05*	±%	30.6.05*	±%
Savings	25 412.8	25 916.3	-1.9%	26 265.3	-3.2%
Sight	6 221.4	6 108.8	+1.8%	5 645.2	+10.2%
Core deposits	31 634.2	32 025.1	-1.2%	31 910.5	-0.9%
Time	13 382.0	10 703.7	+25.0%	7 937.5	+68.6%
Total deposits	45 016.2	42 728.8	+5.4%	39 848.0	+13.0%
Repos	159.3	247.4	-35.6%	929.4	-82.9%
Other due to customers	488.3	373.9	+30.6%	554.2	-11.9%
Total due to customers	45 663.8	43 350.1	+5.3%	41 331.6	+10.5%

*excluding discontinued operations

6

NATIONAL BANK OF GREECE S.A.

Condensed Consolidated Interim Financial Statements

30 June 2006

In accordance with

International Financial Reporting Standards

August 2006

Table of Contents

Note

Auditors’ review report
Consolidated income statement
Consolidated balance sheet
Consolidated statement of changes in equity
Consolidated cash flow statement
Notes to the condensed consolidated interim financial statements:
1	General information
2	Summary of significant accounting policies:
2.1 Basis of presentation
2.2 Adoption of International Financial Reporting Standards (IFRS)
3	Capital adequacy and Credit ratings
4	Segment reporting
5	Net interest income
6	Net fee & commission income
7	Net premia from insurance contracts
8	Other operating income
9	Personnel expenses
10	Retirement benefit obligations
11	Impairment losses on loans and advances
12	Tax expense
13	Earnings per share
14	Financial assets at fair value through P&L
15	Derivative financial instruments
16	Loans & advances to customers (net)
17	Investment securities
18	Investment property
19	Investments in associates
20	Goodwill & other intangible assets
21	Property & equipment
22	Other assets
23	Assets and liabilities held for sale and discontinued operations
24	Due to banks
25	Due to customers
26	Debt securities in issue
27	Other borrowed funds
28	Insurance related reserves & liabilities
29	Other liabilities
30	Contingent liabilities & commitments
31	Share capital, share premium & treasury shares
32	Reserves & retained earnings
33	Minority interest
34	Undated Tier I perpetual securities
35	Dividends per share
36	Cash & cash equivalents
37	Related party transactions
38	Acquisitions, disposals & other capital transactions
39	Group consolidated companies
40	Post balance sheet events
41	Restatements & reclassifications
42	Foreign Currency rates

AUDITOR’S REVIEW REPORT

To the Shareholders of NATIONAL BANK OF GREECE S.A.

We have reviewed the accompanying condensed consolidated interim balance sheet of “National Bank of Greece S.A.” (the “Bank”) and its subsidiaries (the “Group”) as of 30 June 2006 and the related condensed consolidated interim statements of income, changes in shareholders equity and cash flows for the six months ended 30 June 2006. Our review was performed for the six month period as a whole, and did not include the separate review of the financial information for the three month period from 1 April to 30 June 2006, which is presented in the income statement of the accompanying condensed consolidated interim financial statements. The condensed consolidated interim financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400, as required by the Greek Standards on Auditing. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the condensed consolidated interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements for the six monthly period ended 30 June 2006 are not presented fairly, in all material respects, in accordance with International Accounting Standard 34 “ Interim Financial Reporting”.

Athens, 31 August 2006
Certified Public Accountant – Auditor

Nicolaos C. Sofianos
RN SOEL 12231

Hatjipavlou Sofianos &
Cambanis S.A.
Assurance & Advisory Services
RN SOEL E120
250-254 Kifisias Ave.
GR – 152 31 Halandri
Athens

Consolidated Income Statement

		6 month period ended		3 month period ended
€ 000’s	Note	30.06.2006	30.06.2005	30.06.2006	30.06.2005
Continuing Operations
Interest and similar income		1.372.643	1.147.683	705.486	579.570
Interest expense and similar charges		(485.744)	(389.933)	(246.315)	(200.914)
Net interest income	5	886.899	757.750	459.171	378.656

Fee and commission income		255.422	212.256	127.707	104.145
Fee and commission expense		(17.428)	(13.133)	(7.384)	(7.182)
Net fee and commission income	6	237.994	199.123	120.323	96.963

Earned premia net of reinsurance		323.795	275.508	164.002	146.914
Net claims incurred		(266.682)	(230.001)	(134.151)	(124.523)
Net premia from insurance contracts	7	57.113	45.507	29.851	22.391

Dividend income		8.315	8.259	6.904	6.102
Net trading income		13.114	(32.743)	(16.648)	(50.296)
Net result from investment securities	17	44.520	93.476	16.652	77.498
Other operating income	8	93.594	52.388	42.605	28.950
Total operating income		1.341.549	1.123.760	658.858	560.264

Personnel expenses	9&10	(448.265)	(399.466)	(236.433)	(201.083)
General & administrative expenses		(167.235)	(151.859)	(90.961)	(76.606)
Depreciation, amortisation and impairment charges		(55.543)	(57.213)	(27.459)	(28.613)
Other operating expenses		(15.357)	(17.129)	(6.898)	(8.452)
Total operating expenses		(686.400)	(625.667)	(361.751)	(314.754)

Impairment losses on loans and advances	11	(130.400)	(99.720)	(64.418)	(52.771)
Share of profit of associates	19	8.328	11.434	2.824	10.639
Profit before tax		533.077	409.807	235.513	203.378

Tax expense	12	(95.478)	(76.991)	(44.637)	(27.855)
Profit for the period from continuing operations		437.599	332.816	190.876	175.523

Discontinued operations
Profit for the period from discontinued operations	23	118.074	15.129	111.070	8.224
Profit for the period		555.673	347.945	301.946	183.747

Attributable to:
Minority interests	33	9.470	17.147	5.940	10.001
NBG equity shareholders		546.203	330.798	296.006	173.746

Earnings per share- Basic & Diluted from continuing & discontinued operations	13	€ 1,36	€ 0,94	€ 0,72	€ 0,49
Earnings per share- Basic & Diluted from continuing operations	13	€ 1,03	€ 0,90	€ 0,41	€ 0,47

Athens, 30 August 2006

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 38 form an integral part of these condensed consolidated interim financial statements

Consolidated Balance Sheet

€ 000’s	Note	30.06.2006	31.12.2005
ASSETS
Cash and balances with central banks		3.422.931	2.431.287
Treasury bills and other eligible bills		338.458	177.023
Due from banks (net)		4.252.532	4.085.204
Financial assets at fair value through P&L	14	12.748.217	13.667.471
Derivative financial instruments	15	327.269	309.030
Loans and advances to customers (net)	16	31.668.252	29.528.178
Investment securities	17	3.339.621	2.833.661
Investment property	18	125.048	126.506
Investments in associates	19	237.501	249.152
Goodwill & other intangible assets	20	62.044	65.911
Property & equipment	21	1.861.189	1.885.713
Deferred tax assets		209.425	217.417
Insurance related assets and receivables		701.670	637.916
Other assets	22	1.938.026	1.479.888
Assets classified as held for sale	23	—	2.732.203
Total assets		61.232.183	60.426.560

LIABILITIES
Due to banks	24	5.596.141	5.060.850
Derivative financial instruments	15	436.978	302.698
Due to customers	25	45.663.799	43.350.120
Debt securities in issue	26	178.352	175.297
Other borrowed funds	27	933.164	956.988
Insurance related reserves and liabilities	28	1.833.592	1.734.249
Deferred tax liabilities		96.817	102.359
Retirement benefit obligations	10	220.823	207.725
Other liabilities	29	1.903.702	1.960.701
Liabilities classified as held for sale	23	—	2.259.165
Total liabilities		56.863.368	56.110.152

SHAREHOLDERS’ EQUITY
Share capital	31	1.696.347	1.696.347
Share premium account	31	—	—
Less: treasury shares	31	(22.610)	(22.680)
Reserves and retained earnings	32	1.528.961	1.450.163
Equity attributable to NBG shareholders		3.202.698	3.123.830

Minority Interest	33	94.530	109.997
Undated tier I perpetual securities	34	1.071.587	1.082.581
Total shareholders’ equity		4.368.815	4.316.408

Total equity and liabilities		61.232.183	60.426.560

Athens, 30 August 2006

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 38 form an integral part of these condensed consolidated interim financial statements

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the parent company					Minority Interest &
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Undated tier I perpetual securities	Total
At 1 January 2005	1.492.090	32.393	(210.128)	930.587	2.244.942	1.102.731	3.347.673
Movement in the available for sale securities reserve, net of tax	—	—	—	(34.892)	(34.892)	(1.221)	(36.113)
Currency translation differences	—	—	—	15.215	15.215	—	15.215
Profit/(loss) recognised directly in equity	—	—	—	(19.677)	(19.677)	(1.221)	(20.898)
Net Profit/(loss) for the period	—	—	—	330.798	330.798	17.147	347.945
Total	—	—	—	311.121	311.121	15.926	327.047
Issue of preferred securities	—	—	—	(19.649)	(19.649)	246.709	227.060
Dividends to preferred securities	—	—	—	(6.895)	(6.895)	—	(6.895)
Share capital issue costs	—	—	—	(1.594)	(1.594)	(742)	(2.336)
Dividends to ordinary shareholders	—	—	—	(192.458)	(192.458)	(11.091)	(203.549)
Acquisitions, disposals & share capital increases of subsidiaries/associates	—	—	—	1.084	1.084	11.702	12.786
Purchases/ disposals of treasury shares & preferred securities	—	—	(2.681)	91	(2.590)	108	(2.482)
Balance at 30 June 2005	1.492.090	32.393	(212.809)	1.022.287	2.333.961	1.365.343	3.699.304
At 1 July 2005	1.492.090	32.393	(212.809)	1.022.287	2.333.961	1.365.343	3.699.304
Movements from 1.7.2005 to 31.12.2005	204.257	(32.393)	190.129	427.876	789.869	(172.765)	617.104
Balance at 31 December 2005	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
At 1 January 2006	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
Movement in the available for sale securities reserve, net of tax	—	—	—	(88.729)	(88.729)	(7.764)	(96.493)
Currency translation differences	—	—	—	12.846	12.846	(10.956)	1.890
Cash flow hedges	—	—	—	(195)	(195)	—	(195)
Profit/(loss) recognised directly in equity	—	—	—	(76.078)	(76.078)	(18.720)	(94.798)
Net Profit/(loss) for the period	—	—	—	546.203	546.203	9.470	555.673
Total	—	—	—	470.125	470.125	(9.250)	460.875
Dividends to preferred securities	—	—	—	(53.927)	(53.927)	—	(53.927)
Dividends to ordinary and minority shareholders	—	—	—	(338.558)	(338.558)	(11.385)	(349.943)
Acquisitions, disposals & share capital increases of subsidiaries/associates	—	—	—	1.316	1.316	(5.826)	(4.510)
Purchases/ disposals of treasury shares & preferred securities	—	—	70	(158)	(88)	—	(88)
Balance at 30 June 2006	1.696.347	—	(22.610)	1.528.961	3.202.698	1.166.117	4.368.815

Analysis of the changes in equity is presented in notes 31 to 34 of these financial statements

The notes on pages 8 to 38 form an integral part of these condensed interim financial statements

Consolidated Cash Flow Statement

		6-month period ended
€ 000’s	Note	30.06.2006	30.06.2005
Cash flows from operating activities
Profit for the period from continuing operations		437.599	332.816
Adjustments for:
Non-cash items included in profit and other adjustments:		124.122	33.390
Depreciation, amortisation & impairment on fixed assets & invest. property		55.543	57.213
Impairment losses on investments		273	—
Amortisation of premiums/discounts of investment securities		5.908	(4.274)
Credit loss expense / (recovery)		130.401	99.720
Equity income of associates		(8.328)	(11.434)
Deferred tax expense / (benefit)		11.084	(7.393)
Dividend income from investment securities		(6.578)	(3.358)
Net (profit) / loss on sale of fixed assets & investment property		(19.388)	(3.608)
Net (income) / expense on investment securities		(44.793)	(93.476)

Net (increase) / decrease in operating assets:		1.498.399	1.058.880
Net due from / to banks		888.365	3.030.249
Financial assets & liabilities at fair value through P&L		897.690	(1.630.360)
Acquisition of treasury bills and other eligible bills		(64.580)	—
Proceeds from sale of treasury bills and other eligible bills		—	17.350
Net derivative financial instruments		125.772	80.681
Net loans and advances to customers / due to customers		44.196	(282.038)
Other assets		(393.044)	(157.002)

Net increase / (decrease) in operating liabilities:		28.821	(206.616)
Income taxes paid		(156.115)	(50.730)
Other liabilities		184.936	(155.886)
Net cash flow from / (used in) operating activities from continuing operations		2.088.941	1.218.470
Net cash flow from / (used in) operating activities from discontinued operations		(2.268)	38.848

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(3.635)	(3.887)
Disposals of subsidiaries, net of cash disposed		358.215	—
Acquisitions of associates, net of cash		(850)	(435)
Disposals of associates, net of cash		252	1.139
Dividends received from investment securities & associates		27.155	8.315
Purchases of fixed assets		(49.363)	(47.866)
Proceeds from sale of fixed assets		39.207	39.552
Purchases of investment property		(1.106)	(269)
Proceeds from sale of investment property		886	1.961
Cash flow hedging instruments		(10.812)	—
Purchases of investment securities		(1.182.827)	(1.154.631)
Proceeds from redemption and sale of investment securities		612.150	1.207.310
Net cash from / (used in) investing activities from continuing operations		(210.728)	51.189
Net cash from / (used in) investing activities from discontinued operations		286	(16.188)

Cash flows from financing activities
Proceeds from borrowed funds and debt securities		—	454.100
Repayments of borrowed funds and debt securities		(7.096)	(23.526)
Proceeds from sale of treasury shares		12.471	4.292
Repurchase of treasury shares		(12.488)	(6.882)
Dividends to ordinary shareholders		(338.558)	(176.802)
Dividends to preferred securities		(31.127)	(6.895)
Minority interest		(10.034)	7.032
Net cash from / (used in) financing activities from continuing operations		(386.832)	251.319
Net cash from / (used in) financing activities from discontinued operations		—	—

Effect of foreign exchange rate changes on cash and cash equivalents		(24.026)	109.082
Net increase/(decrease) in cash and cash equivalents		1.465.373	1.652.720
Cash and cash equivalents at beginning of period from continuing operations		3.127.260	4.930.174
Less: cash & cash equivalents at period end from discontinued operations		—	(60.430)
Cash and cash equivalents at end of period	36	4.592.633	6.522.464

The notes on pages 8 to 38 form an integral part of these condensed consolidated interim financial statements

Notes to the Condensed Consolidated Interim Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou Street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 165 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and North America (discontinued operations).

The Board of Directors consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman- Deputy Chief Executive Officer

Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School

Independent Non-Executive Members

H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

Directors are elected by the shareholders at their general meeting (GM) for a term of three years and may be re-elected. The term of the above members expires in 2007.

These condensed consolidated interim financial statements have been approved for issue by the Bank’s Board of Directors, on 30 August 2006.

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation-Statement of compliance

The condensed consolidated interim financial statements of the Group (the “ interim financial statements”) have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) whereas International Accounting Standard 34 “Interim Financial Reporting” has been applied for the preparation of these Group’s interim consolidated financial statements as at and for the period ended 30 June 2006.  The interim financial statements include Selected Explanatory Notes and they do not include all the information required for full annual consolidated financial statements.  Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements as at and for the year ended 31 December 2005. The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated annual financial statements as at and for the year ended 31 December 2005.

However, owing to a specific interpretative approach adopted by the Group upon preparing of its 2005 interim financial statements, certain items reflected in the interim financial statements needed restatement. Therefore, although all the interim financial statements for the year 2005 incorporated the same accounting treatments as those that applied to the first annual IFRS financial statements as at and for the year ended 31 December 2005, the interim financial statements for the 6-month period ended 30 June 2005 should be restated for consistency. Furthermore, following the decision of the Group to sell its operations in North America, namely Atlantic Bank of New York and NBG Canada late in 2005, the comparative figures for 2005 should also be adjusted to reflect the results of operations from the discontinued operations.  The restated financial statements are presented in note 41.  The comparative figures used in these interim financial statements are the restated ones.

2.2 Adoption of International Financial Reporting Standards (IFRS) effective from 1 January 2006

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2005.

The new standards, amendments and interpretations to existing standards that are mandatory for the Group’s accounting periods beginning on 1 January 2006 are as follows:

•  IAS 19 (Amendment), “Employee Benefits” (effective from 1 January 2006).

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not currently participate in any multi-employer plans, adoption of this amendment has only impacted the format and extent of disclosures presented in the accounts.

•  IAS 39 (Amendment), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment has not had a significant impact on the Group’s financial position, as the Group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 30 June 2006 and 31 December 2005.

•  IAS 39 and IFRS 4 (Amendment), “Financial Guarantee Contracts” (effective from 1 January 2006).  This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment did not have a significant impact on the Group’s financial position.

•  IFRIC 4, “Determining whether an Arrangement contains a Lease” (effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management assessed the impact of IFRIC 4 and this amendment had a limited impact to the format and extent of disclosures presented in the accounts on the Group’s operations.

•  IAS 21 (Amendment), “Net investment in a foreign operation” (effective from 1 January 2006).  This amendment requires that when a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies  are reclassified to equity upon consolidation.  This amendment did not have a significant impact on the Group’s financial position.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

•  IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007).  IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

•  IFRIC 7, ‘Applying the Restatement Approach under IAS 29 “Financial Reporting in Hyperinflationary Economies”, effective for annual periods beginning on or after 1 March 2006. Management does not expect the interpretation to be relevant for the Group;

•  IFRIC 8, ‘Scope of IFRS 2 “ Share Based Payments”, effective for annual periods beginning on or after 1 May 2006. Management is currently examining the share based scheme adopted and will assess the impact of IFRIC 8 on this scheme;

•  IFRIC 9, ‘Reassessment of Embedded Derivatives’, effective for annual periods beginning on or after 1 June 2006. Management is currently evaluating the impact of the new IFRIC; and

•  IFRIC 10, Interim Financial Reporting and Impairment, effective for annual periods beginning on or after 1 November 2006.  The Group will apply the new IFRIC from 2007.

NOTE 3: Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

	30.06.2006	31.12.2005
Capital:
Upper Tier I capital	3.134	2.844
Lower Tier I capital	1.072	1.083
Deductions	(57)	(72)
Tier I capital	4.149	3.855
Upper Tier II capital	(48)	(49)
Lower Tier II capital	933	965
Deductions	(13)	(14)
Total capital	5.021	4.757

Risk weighted assets:
On Balance sheet (investment book)	28.039	27.864
Off Balance sheet (investment book)	2.233	2.083
Trading portfolio	1.303	1.360
Total risk weighted assets	31.575	31.307

Ratios:
Core	9,8%	8,9%
Tier I	13,1%	12,3%
Total	15,9%	15,2%

As at 30 June 2006, the capital base of the NBG Group computed using Bank of Greece rules (“BoG”) was €5.021 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €2.495 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’) and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	A2	P-1	C	Stable
Standard & Poor’s	BBB+	A-2	-	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Stable

NOTE 4: Segment reporting

NBG Group manages its business through the following business segments:

•                 Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Group, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

•                 Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

•                  Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

•                  Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its local and foreign subsidiaries.

•                  International

The Group’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. This segment includes the results of the operations for NBG Canada and Atlantic Bank of New York (ABNY) for the period ended 30 June 2005, and the results of the operations for ABNY and the gain on sale of NBG Canada for the period ended 30 June 2006 both reclassified under profit from discontinued operations. Accordingly, included in this segment are the assets and liabilities classified as held for sale of ABNY (31 December 2005 both ABNY and NBG Canada).

•                  Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc)

Breakdown by business segment

€ ‘000s unless otherwise stated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Other	Group

6 month period ended 30 June 2006
Continuing Operations
Net interest income	634.007	107.457	74.410	16.033	108.631	(53.639)	886.899
Net fee & commission income	96.036	36.550	67.983	791	34.451	2.183	237.994
Other	44.585	(12.925)	66.354	70.307	7.951	40.384	216.656
Total operating income	774.628	131.082	208.747	87.131	151.033	(11.072)	1.341.549
Direct costs	(286.339)	(22.417)	(26.464)	(80.250)	(90.266)	(24.878)	(530.614)
Allocated costs & provisions	(227.493)	(21.132)	(9.131)	(347)	(21.475)	(6.608)	(286.186)
Share of profit of associates	—	—	—	—	—	8.328	8.328
Profit before tax	260.796	87.533	173.152	6.534	39.292	(34.230)	533.077
Taxes	(76.131)	(25.483)	(49.126)	(1.036)	(4.250)	60.548	(95.478)
Profit for the period from continuing operations	184.665	62.050	124.026	5.498	35.042	26.318	437.599

Discontinued operations
Profit for the period of discontinued operations	—	—	—	—	4.900	—	4.900
Profit on sale of discontinued operations	—	—	—	—	113.174	—	113.174
Profit for the period	184.665	62.050	124.026	5.498	153.116	26.318	555.673
Minority interest	—	—	(7.469)	(905)	(2.960)	1.864	(9.470)
Profit attributable to NBG shareholders	184.665	62.050	116.557	4.593	150.156	28.182	546.203

Segment assets at 30.06.2006 (in € million)	20.572	10.010	19.598	2.103	5.451	3.133	60.867

Segment liabilities at 30.06.2006. (in € million)	39.982	527	6.988	1.963	5.392	1.792	56.644

Other Segment items
Depreciation, amortisation & impairment charges	14.213	393	1.730	4.976	10.229	24.002	55.543
Provision for loans impairment & advances	103.958	4.755	—	—	19.035	2.652	130.400

Breakdown by business segment

€ ‘000s unless otherwise stated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Other	Group

6 month period ended 30 June 2005
Continuing Operations
Net interest income	521.196	103.209	70.462	11.411	86.397	(34.925)	757.750
Net fee & commission income	93.264	29.289	45.120	(174)	33.104	(1.480)	199.123
Other	30.935	(10.780)	22.718	75.864	9.866	38.284	166.887
Total operating income	645.395	121.718	138.300	87.101	129.367	1.879	1.123.760
Direct costs	(265.409)	(21.608)	(28.740)	(70.910)	(76.168)	(33.601)	(496.436)
Allocated costs & provisions	(163.964)	(37.334)	(9.578)	—	(21.278)	3.203	(228.951)
Share of profit of associates						11.434	11.434
Profit before tax	216.022	62.776	99.982	16.191	31.921	(17.085)	409.807
Taxes	(59.111)	(17.777)	(4.602)	(5.169)	(425)	10.093	(76.991)
Profit for the period from continuing operations	156.911	44.999	95.380	11.022	31.496	(6.992)	332.816

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	15.129	—	15.129
Profit for the period	156.911	44.999	95.380	11.022	46.625	(6.992)	347.945
Minority interest	—	—	(13.582)	(2.355)	(2.217)	1.007	(17.147)
Profit attributable to NBG shareholders	156.911	44.999	81.798	8.667	44.408	(5.985)	330.798

Segment assets at 31.12.2005. (in € million)	19.047	9.905	19.115	2.049	4.261	2.921	57.298

Segment liabilities at 31.12.2005. (in € million)	37.780	631	6.923	1.603	4.089	2.537	53.563

Other Segment items
Depreciation, amortisation & impairment charges	15.798	621	2.243	4.065	9.988	24.498	57.213
Provision for loans impairment & advances	51.924	30.713	—	—	13.921	3.162	99.720

NOTE 5: Net interest income

	30.06.2006	30.06.2005

Interest earned on:
Amounts due from banks	161.323	161.394
Securities and other financial instruments	280.115	222.358
Loans and advances to customers	923.259	759.141
Other interest earning assets	7.946	4.790
Interest and similar income	1.372.643	1.147.683

Interest payable on:
Amounts due to banks	(138.436)	(118.448)
Amounts due to customers	(315.494)	(247.534)
Debt securities in issue	(2.898)	(1.887)
Other borrowed funds	(16.053)	(12.235)
Other interest paying liabilities	(12.863)	(9.829)
Interest expense and similar charges	(485.744)	(389.933)
Net interest income	886.899	757.750

NOTE 6: Net fee and commission income

	30.06.2006	30.06.2005

Custody, brokerage & investment banking	40.454	30.489
Retail lending fees	51.284	49.610
Corporate lending fees	41.855	35.066
Banking fees & similar charges	72.535	65.450
Fund management fees	31.866	18.508
Total	237.994	199.123

NOTE 7: Net premia from insurance contracts

	30.06.2006	30.06.2005

Gross Written Premia	363.372	310.152
Less: Premia ceded to reinsurers	(38.369)	(36.167)
Change in unearned premium reserve	5.403	(4.346)
Reinsurers’ share of change in unearned premium reserve	(6.275)	(3.892)
Claims and benefits paid	(171.947)	(166.405)
Less: Claim recoveries from reinsurers	22.230	15.580
Change in insurance reserves	(80.670)	(45.921)
Less: Change in reinsurance asset for insurance reserves	1.362	1.044
Commission expense	(37.414)	(38.592)
Commission income from reinsurers	5.694	4.929
Other (incl. valuation of unit-linked)	(6.273)	9.125
Earned premia net of claims and commissions	57.113	45.507

NOTE 8: Other operating income

	30.06.2006	30.06.2005

Non-banking income:
Real estate rentals	6.325	7.787
Real estate gains	19.388	3.691
Hotel income	11.098	9.724
Warehouse fees	5.522	5.329
Total non-banking income	42.333	26.531
Private equity: Group share in investee entities and results from disposals	34.297	15.485
Other income	16.964	10.372
Total	93.594	52.388

NOTE 9: Personnel expenses

	30.06.2006	30.06.2005

Wages and Salaries	281.883	264.223
Social security costs & defined contribution plans	116.110	108.322
Pension costs: defined benefit plans (Note 10)	29.191	14.066
Other staff related benefits	21.081	12.855
Total	448.265	399.466

The average number of employees employed by the Group during the period to 30 June 2006 was 21.121 (30 June 2005: 20.877 continuing operations only).

The cost of various voluntary retirement schemes implemented by the Group is included in defined benefit plan pension costs or in other staff related benefits accordingly.

Bonuses to employees are accrued for in the period the related service is provided, once approved by the Board of Directors. During 2005, bonuses of €755 were paid to employees, which should have been provided for in 2004. For this reason, “other staff related benefits” of 2005 were restated to €12.855 from €13.610 as previously reported. Profit attributable to shareholders and retained earnings of the Group for the period ended 30 June 2005 were restated accordingly.

NOTE 10: Retirement benefit obligations

The Bank and certain of its subsidiaries sponsor defined contribution and defined benefit plans for their employees. Some companies within the Group also provide termination indemnities.

Net periodic costs for defined benefit plans include the following components, which are recognised in the income statement for the periods ended:

	30.06.2006	30.06.2005
Current service cost	5.725	5.767
Interest cost on obligation	7.632	8.817
Expected return on plan assets	(4.370)	(3.759)
Amortisation of unrecognised actuarial losses	478	280
Amortisation of unrecognised prior service cost	27	28
Gains / losses on curtailments	19.699	2.933
Pension costs – defined benefit plans	29.191	14.066

The aggregated funding status recognised in the consolidated balance sheet is reconciled below:

	30.06.2006	31.12.2005
Present value of funded obligations	329.221	315.889
Fair value of plan assets	(156.582)	(141.170)
	172.639	174.719
Present value of unfunded obligations	70.444	56.220
Unrecognised actuarial losses	(21.540)	(22.467)
Unrecognised prior service cost	(720)	(747)
Net Liability in balance sheet	220.823	207.725

The weighted average assumptions used to determine the net periodic pension costs are:

	30.06.2006	30.06.2005
Discount rate	4,4%	5,2%
Expected return on plan assets	6,6%	6,3%
Rate of compensation increase	4,1%	4,1%
Pension increase	2,2%	2,3%

The assumptions used in interim periods are those of the preceding year-end.

NOTE 11: Impairment losses on loans and advances

	30.06.2006	30.06.2005

Due from banks	9	(8)
Loans and advances to customers (Note 16)	130.391	99.728
Total	130.400	99.720

NOTE 12: Tax expense

	30.06.2006	30.06.2005

Income tax	81.611	85.730
Deferred tax	11.084	(7.394)
Other taxes	2.783	(1.345)
Total	95.478	76.991

Profit before tax	533.077	409.807
Tax calculated based on the current tax rate of 29% (2005: 32%)	154.592	131.138
Effect of tax rate reduction (5%) due to merger activity	(23.608)	(20.490)
Effect of different tax rates in other countries	(4.824)	(6.758)
Income not subject to taxation	(41.100)	(30.434)
Expenses non-deductible for tax purposes and other differences	11.744	4.426
Utilization of previously unrecognized tax losses	(1.326)	(891)
Tax expense	95.478	76.991
Effective tax rate for the reporting period	17,9%	18,8%

The domestic corporate tax rate for 2006 is 29% (2005: 32%). However, the Bank’s statutory tax rate is reduced by 5% for both 2005 and 2006 as a result of the merger with the National Investment Company.

NOTE 13: Earnings per share

	From 1 January to
	30.06.2006	30.06.2005

Net profit attributable to equity holders of the parent	546.203	330.798
Less: dividends paid to preferred securities.	(53.927)	(6.895)
Net profit attributable to NBG ordinary shareholders	492.276	323.903
Weighted average number of ordinary shares outstanding (millions)	361,75	344,63
Earnings per share basic and diluted from continuing and discontinued operations	€1,36	€0,94

The weighted average number of ordinary shares outstanding has been adjusted by 5.023.534 new shares issued in relation to the National Investment Company merger and by 2.670.367 shares issued in relation to the National Real Estate merger, from May 2005 and July 2005 respectively, according to the relevant General Meeting of the Shareholders’ resolutions. These new shares were also entitled to participate in the profit distribution of 2005. In addition, the weighted average number of ordinary shares has been multiplied for all periods presented by a factor of 1,07 to incorporate to the earnings per share the discount price of the recent rights issue (see note 40 Post balance sheet events).

Earnings per share from continuing operations as at 30 June 2006 are €1,03 per share (30 June 2005: €0,90).

NOTE 14: Financial assets at fair value through P&L

	30.06.2006	31.12.2005

Assets at fair value through profit and loss	5.305.302	5.104.757
Trading Securities
Government Bonds	7.057.771	7.965.644
Other public sector bonds	—	12.555
Other debt securities	294.034	349.723
Equity securities	87.132	233.613
Mutual funds units	3.978	1.179
Total	12.748.217	13.667.471

NOTE 15: Derivative financial instruments

	Contract/notional	Fair values
At 30 June 2006	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	24.343.762	240.465	391.297
Foreign exchange derivatives	4.734.775	23.520	40.744
Other types of derivatives	104.557	2.654	1.445
Interest rate derivatives - Exchange traded	9.296.027	50.075	3.492
	38.479.121	316.714	436.978
Derivatives designated as cash flow hedges
Options	1.498.056	10.555	—
Total	39.977.177	327.269	436.978

	Contract/notional	Fair values
At 31 December 2005	amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	25.229.010	216.515	260.730
Foreign exchange derivatives	6.187.045	57.484	25.496
Other types of derivatives	233.613	2.817	4.657
Interest rate derivatives - Exchange traded	12.695.204	32.214	11.815
Total	44.344.872	309.030	302.698

NOTE 16: Loans & advances to customers (net)

	30.06.2006	31.12.2005

Mortgages	12.972.939	11.820.277
Consumer loans	3.688.243	3.238.495
Credit cards	1.489.517	1.535.989
Small Business lending	2.370.000	2.040.700
Retail lending	20.520.699	18.635.461
Corporate lending	12.301.883	11.978.675
Total	32.822.582	30.614.136
Less: Allowance for impairment on loans & advances to customers	(1.154.330)	(1.085.958)
Total	31.668.252	29.528.178

Movement in allowance for impairment on loans and advances:

Balance at 1 January	1.085.958	1.076.140
IAS 39 adjustments	—	32.688
Balance at 1 January as restated	1.085.958	1.108.828
Less: allowance from discontinued operations	—	(15.654)
Increase / (decrease) from subsidiaries acquired / disposed	—	147
Provision for loans impairment – continuing operations	130.391	226.254
Loans written off and recovered amounts	(58.414)	(240.060)
Foreign exchange differences	(3.605)	6.443
Balance at the end of the reporting period	1.154.330	1.085.958

NOTE 17: Investment securities

	30.06.2006	31.12.2005

Available-for-sale investment securities:
Greek Government bonds	1.438.639	973.438
Debt securities issued by other governments and public entities	506.916	531.053
Corporate bonds incorporated in Greece	191.830	206.914
Corporate bonds incorporated outside Greece	180.293	239.830
Debt securities issued by Greek financial institutions	36.230	43.546
Debt securities issued by foreign financial institutions	250.620	239.076
Debt securities	2.604.528	2.233.857
Equity securities	284.589	198.464
Mutual funds units	439.969	385.938
Provision for impairment	(5.422)	(5.465)
Total available-for-sale investment securities	3.323.664	2.812.794

Held-to-maturity investment securities (at amortised cost):
Corporate bonds incorporated in Greece	15.957	20.867
Total held-to-maturity investment securities	15.957	20.867

Total investment securities	3.339.621	2.833.661

Net result from investment securities consists of:

	30.06.2006	30.06.2005

Net gain on disposal of available-for-sale investments	44.793	93.476
Impairment charges on available-for-sale investments	(273)	—
Total	44.520	93.476

The movement of investment securities may be summarised as follows:

	30.06.2006	31.12.2005
Investment securities - available for sale
Balance at 1 January	2.812.794	2.382.941
- IAS 39 adjustments & reclassifications	—	2.050.732
- Discontinued operations	—	(1.192.543)
- Acquisitions – newly consolidated subsidiaries	301	—
- Additions within the period	1.182.827	3.982.553
- Disposals (sale and redemption) within the period	(599.996)	(4.465.702)
- Gains / (losses) from changes in fair value	(72.262)	54.813
Balance at the end of the reporting period	3.323.664	2.812.794

	30.06.2006	31.12.2005
Investment securities - held to maturity
Balance at 1 January	20.867	—
-Additions within the period	—	41.734
-Redemptions within the period	(4.910)	(20.753)
-Amortisation of premiums and discounts	—	(114)
Balance at the end of the reporting period	15.957	20.867

NOTE 18: Investment property

	Land	Buildings	Total
Cost
At 1 January 2005	55.632	86.234	141.866
Additions/disposals and write offs (net)	3.224	4.423	7.647
At 31 December 2005	58.856	90.657	149.513

Accumulated depreciation & impairment
At 1 January 2005	—	(18.124)	(18.124)
Additions/disposals and write offs (net)	—	(1.725)	(1.725)
Depreciation & impairment charge	—	(3.158)	(3.158)
At 31 December 2005	—	(23.007)	(23.007)

Net book amount at 31 December 2005	58.856	67.650	126.506

	Land	Buildings	Total
Cost
At 1 January 2006	58.856	90.657	149.513
Additions/disposals and write offs (net)	(194)	270	76
At 30 June 2006	58.662	90.927	149.589

Accumulated depreciation & impairment
At 1 January 2006	—	(23.007)	(23.007)
Additions/disposals and write offs (net)	—	388	388
Depreciation & impairment charge	—	(1.922)	(1.922)
At 30 June 2006	—	(24.541)	(24.541)

Net book amount at 30 June2006	58.662	66.386	125.048

NOTE 19: Investments in associates

	30.06.2006	31.12.2005

At 1 January:	249.152	219.671
Additions	850	2.079
Disposals/transfers	(252)	(6.284)
Share of results (after tax)	8.328	43.700
Dividends	(20.577)	(10.014)
Balance at the end of the reporting period	237.501	249.152

The Group’s associates are as follows:

	% of participation
Name of associate	30.06.2006	31.12.2005
Social Securities Funds Management	40,00%	40,00%
Phosphate Fertilizers Industry S.A.	24,23%	24,23%
Larco S.A.	36,43%	36,43%
Siemens Industrial S.A.	30,00%	30,00%
Eviop Tempo S.A.	21,21%	21,21%
Teiresias S.A.	39,34%	39,34%
Hellenic Countryside S.A.	20,23%	20,23%
AGET Heracles Cement Co. S.A.	26,00%	26,00%
Pella S.A.	20,89%	20,89%
Planet S.A.	31,18%	31,72%
AGRIS S.A.	29,34%	29,34%
Kariera S.A.	35,00%	35,00%
Zymi S.A.	32,00%	32,00%
Europa Insurance Co. SA	30,00%	30,00%

All associates are incorporated in Greece. The group’s investment in associates as at 30 June 2006 was €237.501 (31 December 2005: €249.152) while its share of associates’ profits, net of tax for the period ended 30 June 2006 was €8.328 (30 June 2005: €11.434).

NOTE 20: Goodwill & other intangible assets

	Goodwill	Software	Other	Total
Cost:
At 1 January 2005	15.658	200.140	21.807	237.605
Discontinued operations	—	(267)	(16.003)	(16.270)
Additions/disposals and write offs (net)	8.727	13.787	4.517	27.031
At 31 December 2005	24.385	213.660	10.321	248.366

Accumulated amortisation and impairment
At 1 January 2005	—	(160.007)	(4.835)	(164.842)
Discontinued operations	—	134	2.918	3.052
Additions/disposals and write offs (net)	—	2.236	201	2.437
Amortization charge for the period	—	(22.294)	(808)	(23.102)
At 31 December 2005	—	(179.931)	(2.524)	(182.455)

Net book amount at 31 December 2005	24.385	33.729	7.797	65.911

	Goodwill	Software	Other	Total
Cost:
At 1 January 2006	24.385	213.660	10.321	248.366
Additions/disposals and write offs (net)	670	5.078	5.838	11.586
At 30 June 2006	25.055	218.738	16.159	259.952

Accumulated amortisation and impairment
At 1 January 2006	—	(179.931)	(2.524)	(182.455)
Additions/disposals and write offs (net)	—	(1.655)	(2.328)	(3.983)
Amortization charge for the period	—	(10.486)	(984)	(11.470)
At 30 June 2006	—	(192.072)	(5.836)	(197.908)

Net book amount at 30 June 2006	25.055	26.666	10.323	62.044

NOTE 21: Property & equipment

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2005	1.028.315	917.818	639.412	63.979	66.943	2.716.467
Discontinued operations	(2.955)	(39.113)	(24.979)	(6.112)	(51)	(73.210)
Additions/disposals & write offs (net)	(13.646)	27.652	20.220	7.911	4.781	46.918
At 31 December 2005	1.011.714	906.357	634.653	65.778	71.673	2.690.175

Accumulated depreciation and impairment
At 1 January 2005	—	(289.390)	(421.254)	(46.171)	—	(756.815)
Discontinued operations	—	7.551	17.929	5.315	—	30.795
Additions/disposals & write offs (net)	—	5.708	5.649	(1.508)	—	9.849
Depreciation charge for the period	—	(26.956)	(56.250)	(5.085)	—	(88.291)
At 31 December 2005	—	(303.087)	(453.926)	(47.449)	—	(804.462)

Net book amount at 31.12.2005	1.011.714	603.270	180.727	18.329	71.673	1.885.713

Cost
At 1 January 2006	1.011.714	906.357	634.653	65.778	71.673	2.690.175
Additions/disposals & write offs (net)	(4.710)	9.927	1.787	2.905	(2.950)	6.959
At 30 June 2006	1.007.004	916.284	636.440	68.683	68.723	2.697.134

Accumulated depreciation and impairment
At 1 January 2006	—	(303.087)	(453.926)	(47.449)	—	(804.462)
Additions/disposals & write offs (net)	—	2.224	8.301	143	—	10.668
Depreciation charge for the period	—	(13.277)	(26.407)	(2.467)	—	(42.151)
At 30 June 2006	—	(314.140)	(472.032)	(49.773)	—	(835.945)

Net book amount at 30.06.2006	1.007.004	602.144	164.408	18.910	68.723	1.861.189

NOTE 22: Other assets

	30.06.2006	31.12.2005

Accrued interest and commissions	473.085	591.806
Tax prepayments and other recoverable taxes	163.715	163.491
Private equity: investees assets	220.687	209.196
Trade receivables	107.749	88.923
Assets acquired through foreclosure proceedings	98.445	100.209
Prepaid expenses	27.134	27.508
Other	847.211	298.755
Total other assets	1.938.026	1.479.888

Other assets as at 30.6.2006 include an amount of €227.769 relating to unsettled balances from securities transactions.

NOTE 23: Assets and liabilities held for sale and discontinued operations

The Group’s North America segment was sold following the signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada to Community Bank of New York and Scotia Bank respectively. NBG Canada was sold in February 2006 while the sale of ABNY was concluded in April 2006 (see note 38 “Acquisitions, disposals and other capital transactions”).

Disposal of North America segment	Group
Consideration received	371.006
Less: cost of investment / net consolidated assets disposed	(250.172)
Profit on disposal	120.834
Tax thereon	(7.660)
Profit on disposal	113.174

The results of the operations for NBG Canada and ABNY for the period up to their disposal and the gain on sale of the North America segment have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations	30.06.2006	30.06.2005

Net interest income	17.061	44.927
Net fee and commission income	1.726	5.494
Net trading income	(393)	1.685
Net result from investment securities	249	(448)
Other operating income	1.465	5.339
Personnel expenses	(7.037)	(19.200)
General & administrative expenses	(3.916)	(10.870)
Depreciation, amortisation and impairment charges	(1.351)	(3.806)
Impairment losses on loans and advances	575	1.683
Gain on sale of discontinued operations	120.834	—
Profit before tax	129.213	24.804
Tax expense (including capital gain tax on disposal, see above)	(11.139)	(9.675)
Profit for the reporting period from discontinued operations	118.074	15.129

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows (30 June 2006: nil. 31 December 2005: ABNY and NBG Canada):

Assets classified as held for sale	30.06.2006	31.12.2005
Cash and balances with central banks	—	40.990
Due from banks (net)	—	35.663
Loans and advances to customers (net)	—	1.444.732
Investment securities	—	1.064.138
Goodwill & other intangible assets	—	11.920
Property & equipment	—	42.733
Deferred tax assets	—	16.230
Other assets	—	75.797
Total assets	—	2.732.203

Liabilities classified as held for sale
Due to banks	—	580.357
Due to customers	—	1.651.595
Deferred tax liabilities	—	7.192
Other liabilities	—	20.021
Total liabilities	—	2.259.165
Assets less liabilities of disposal group	—	473.038

NOTE 24: Due to banks

	30.06.2006	31.12.2005

Demand deposits due to credit institutions	178.177	121.574
Time deposits due to credit institutions	223.269	170.220
Interbank deposits and amounts due to ECB	2.086.216	2.142.931
Amounts due to Central Bank	5.139	21.154
Securities sold under agreements to repurchase	2.962.368	2.479.469
Other	140.972	125.502
Total due to banks	5.596.141	5.060.850

NOTE 25: Due to customers

	30.06.2006	31.12.2005
Deposits:
Individuals	36.902.886	35.470.035
Corporates	5.768.078	5.142.454
Government and agencies	2.345.196	2.116.339
Total deposits	45.016.160	42.728.828
Securities sold to customers under agreements to repurchase	159.270	247.348
Other due to customers	488.369	373.944
Total due to customers	45.663.799	43.350.120

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit and loss.

NOTE 26: Debt securities in issue

	Interest rate	30.06.2006	31.12.2005

Mortgage bonds	6,7%	21.088	20.295
Corporate bonds – fixed rate	3,0%	143.046	140.223
Corporate bonds- floating rate	4,6%	3.046	2.999
Other		11.172	11.780
Total debt securities in issue		178.352	175.297

NOTE 27: Other borrowed funds

	30.06.2006	31.12.2005
Fixed rate notes	183.164	215.983
Floating rate notes	750.000	741.005
Total other borrowed funds	933.164	956.988

In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, issued € 750 million Subordinated Callable Floating Rate Notes guaranteed on a subordinated basis by the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortised cost. The commissions and other costs related to the issuance of those notes are amortised as interest expense on a constant yield basis over the period from the placement to the first redemption option.

In June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as financial liability at fair value through profit and loss.

NOTE 28: Insurance related reserves & liabilities

	30.06.2006	31.12.2005

Insurance reserves

Life
Mathematical reserve	724.962	688.668
Outstanding claims reserve	33.352	33.943
Other	7.299	7.063
Property and Casualty
Unearned premia reserve	153.255	146.800
Outstanding claims reserve	356.942	339.574
Other	468	684

Insurance provisions for policies where the holders bear the investment risk (Unit linked)	345.460	320.396
Total Insurance reserves	1.621.738	1.537.128

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	148.614	141.393
Amounts payable to brokers, agents and sales partners	30.109	37.980
Amounts payable to reinsures	32.614	16.772
Liabilities arising from reinsurance operations	517	976
Total insurance related reserves & liabilities	1.833.592	1.734.249

NOTE 29: Other liabilities

	30.06.2006	31.12.2005

Accrued interest and commissions	317.647	285.790
Creditors and suppliers	196.170	247.074
Amounts due to government agencies	292.426	357.166
Private equity: liabilities of investee entities	185.004	192.874
Other provisions	41.072	43.103
Taxes payable - other than income taxes	34.539	53.171
Current tax liabilities	125.292	177.302
Accrued expenses and deferred income	52.313	45.581
Payroll related accruals	10.620	47.948
Dividends payable	14.876	13.108
Other	633.743	497.584
Total other liabilities	1.903.702	1.960.701

Other liabilities as at 30.6.2006 include an amount of €195.421 relating to unsettled balances from securities transactions.

NOTE 30: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	30.06.2006	31.12.2005
Commitments to extend credits	14.093.240	11.101.650
Standby letters of credit	261.299	152.911
Financial guarantees	3.231.957	2.731.634
Total	17.586.496	13.986.195

d. Assets pledged

	30.06.2006	31.12.2005

Assets pledged as collaterals	2.204.492	1.585.916

e. Operating lease commitments

	30.06.2006	31.12.2005
No later than 1 year	27.378	23.398
Later than 1 year and no later than 5 years	94.342	65.215
Later than 5 years	78.103	69.826
	199.823	158.439

NOTE 31: Share capital, share premium and treasury shares

Share capital	No of shares	€’000s

At 1 January 2005	331.575.511	1.492.090
Merger through absorption of subsidiaries
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised, issued and fully paid on merger with National Real Estate	2.670.367	80.672
At 31 December 2005	339.269.412	1.696.347

At 30 June 2006	339.269.412	1.696.347

The total number of authorised, issued and fully paid ordinary shares as at 30 June 2006 was 339.269.412 with a nominal value of €5 per share. The amount arrived at after the completion of the merger with National Real Estate and the increase of the Bank’s total number of shares by 2.670.367. The nominal value of the shares increased to €5 per share through the legal capitalisation of share premium and reserves, which was given effect as of 31 July 2005, the effective date of the legal merger.

The 2nd Repeat General Shareholders Meeting of the Bank held on 1 June 2006, approved the share capital increase of € 3 billion (see note 40).

Share Premium	30.06.2006	31.12.2005

At 1 January	—	32.393
Merger through absorption of National Investment	—	13.100
Merger through absorption of National Real Estate	—	(45.493)
Balance at the end of the reporting period	—	—

Treasury Shares	No of shares	€’000s

At 1 January 2005	9.401.898	210.128
Purchases of treasury shares (*)	1.543.523	32.933
Sales of treasury shares	(10.251.461)	(220.381)
At 31 December 2005	693.960	22.680

Purchases of treasury shares	312.789	12.488
Sales of treasury shares	(312.789)	(12.558)
At 30 June 2006	693.960	22.610

(*) Including 653.827 NBG shares from the conversion of National Real Estate shares held by Ethniki Kefalaiou S.A.

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

At 30 June 2006 the Bank and certain subsidiaries held 693.960 NBG shares as part of their investment activity representing 0,20% of the issued share capital (2005: 0,20% of the issued share capital).

Stock Option Program:  In  2005, at a General Meeting of Shareholders, a stock option program (“the Program”) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group. At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option plan was approved, however no options have yet been issued. The stock option plan will last five years expiring in 2011. A maximum number of 2.5 million new Ordinary Shares may be allocated to the Bank’s executive members of the Board of Directors, managers and employees of the Bank and its affiliates at a price floating within a range of a minimum price which is the nominal value of the Ordinary Shares (which, at the date of these financial statements is €5) to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1. 2006) until the date the options are first exercised. The price range gives the Board of Directors flexibility to determine the exercise price under different sub-plans. In the event there is a change in the number of shares of the Bank, the number of the stock option rights, which have not been enacted or exercised, the corresponding shares and the exercise price will be adjusted accordingly so that the value of these rights remains unchanged.

NOTE 32: Reserves & Retained Earnings

	30.06.2006	31.12.2005

Statutory reserve	260.291	252.594
Available for sale securities reserve	(25.184)	42.215
Currency translation differences reserve	7.556	13.737
Other reserves and retained earnings	1.286.298	1.141.617
Total reserves and retained earnings	1.528.961	1.450.163

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve	Continuing operations	Discontinued operations	Total

At 1 January 2005	—	—	—
IAS 39 adjustments	132.770	(8.140)	124.630
Net gains / (losses) from changes in fair value of AFS investments	51.942	(9.549)	42.393
Net (gains) / losses transferred to income statement	(125.472)	—	(125.472)
Impairment losses on AFS investments	664		664
At 31 December 2005	59.904	(17.689)	42.215

At 1 January 2006	59.904	(17.689)	42.215
Net gains / (losses) from changes in fair value of AFS investments	(42.699)	(3.498)	(46.197)
Net (gains) / losses transferred to income statement	(42.598)	(143)	(42.741)
Net additions / disposals from disposed subsidiaries	—	21.330	21.330
Impairment losses on AFS investments	209	—	209
At 30 June 2006	(25.184)	—	(25.184)

The movement in the currency translation differences reserve may be summarised as follows:

Currency translation differences reserve	30.06.2006	31.12.2005

At 1 January	13.737	(3.968)
Currency translation differences arising during the period and transfers	(6.181)	17.705
Balance at the end of the reporting period	7.556	13.737

NOTE 33: Minority Interest

	30.06.2006	31.12.2005

Balance at 1 January	109.997	270.582
Acquisitions /disposals	(5.826)	28.695
Merger through absorption of subsidiaries	—	(209.292)
Share of net profit of subsidiaries	9.470	23.590
Dividend distribution	(19.149)	(3.722)
Exchange differences	38	144
Balance at the end of the reporting period	94.530	109.997

NOTE 34: Undated Tier I perpetual securities

	30.06.2006	31.12.2005
Innovative preferred securities	350.000	350.000
Non-innovative preferred securities	721.587	732.581
Undated Tier I perpetual securities	1.071.587	1.082.581

Innovative preferred securities:

In July 2003, NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and steps up to three-month EURIBOR plus 275 bps thereafter, which is paid quarterly.

Non- innovative preferred securities:

In November 2004, NBG Funding Ltd issued € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinate Callable Notes. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.

NOTE 35: Dividend per share

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. As of 3 May 2006 the Bank’s shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

NOTE 36: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	30.06.2006	30.06.2005

Cash and balances with central banks	1.901.563	1.776.832
Treasury bills	124.921	33.348
Due from banks	2.565.044	4.709.978
Trading securities	1.105	2.306
Total cash and cash equivalents	4.592.633	6.522.464

NOTE 37: Related –party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 June 2006 and 31 December 2005 are presented below. Transactions with related parties were entered into during the normal course of business at market rates.

a. Transactions with management

The Group entered into banking transactions with members of the Board of Directors and General Managers of the Bank and members of management of other Group companies, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information. Loans and deposits amounted to €2.958 thousand and €5.121 thousand respectively. Total compensation including salaries and other short-term benefits, post employment and other long-term benefits, termination benefits and share based payments amounted to €7.955 thousand (2005: €14.489).

b. Other related party transactions

Transactions between the Bank and its subsidiaries, which are related parties of the Bank have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and associated companies are disclosed below.

Transactions with associated companies	30.06.2006	31.12.2005

Assets
Loans and advances to customers	45.790	41.520

Liabilities
Due to customers	79.027	35.839

Letters of guarantee	56.512	58.448

Income Statement
Interest and commission income	791	4.477
Interest and commission expense	2.847	5.120

NOTE 38: Acquisitions, disposals and other capital transactions

1.              Acquisitions and disposals

I.                 In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank currently controls 194,4 million shares (98,88%).

II.             In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.

III.         On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.

IV.         On 15 February 2006, National Insurance completed the acquisition of 100% of the share capital of Alpha Insurance Romania for a consideration of €2,7 million. The fair value of net assets acquired amounted to €2 million resulting in goodwill of €0,7 million. The company has been renamed to “NBG Asigurari S.A.” and has a cooperation agreement with Alpha Bank Romania to offer its products for the following five years.

V.             On 22 February 2006, Group companies Ethniki Insurance and United Bulgarian Bank, agreed with American International Group Inc (“AIG”) to jointly establish a Life Insurance Company and a Property and Casualty insurance company in Bulgaria. Ethniki Insurance and United Bulgarian Bank will each hold 30% of the share capital of the two new companies, with the remaining 40% to be held by American Life Insurance Company (“ALICO”) and AIG Central Europe & CIS Insurance Holdings Corporation, which will also exercise the management of the new companies. The authorized share capital was set for the Life insurance company to BGN 6 million (equivalent €3,1 million) and for the Property and Casualty insurance company to BGN 5,4 million (equivalent €2,8 million).

VI.         On 28 April 2006, NBG International Holdings BV sold for USD 400 million in cash, before incurred expenses, its subsidiary Atlantic Bank of New York.

2.              Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the transformation balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistrated from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813. Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares increased by 2.670.367 shares which, added to existing shares (i.e. 336.599.045), raised the total number of the Bank’s shares to 339.269.412.

NOTE 39: Group consolidated companies

	Country of	% Participation
Name	incorporation	30.06.2006	31.12.2005
National Securities S.A.	Greece	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%
Diethniki Mutual Fund Management	Greece	100,00%	100,00%
National Management & Organization Co	Greece	100,00%	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%
National Mutual Fund Management	Greece	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%
NBG Balkan Fund Ltd.	Cyprus	100,00%	100,00%
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%
ETEBA Venture Capital Management Ltd	Cyprus	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%
Atlantic Bank of N.Y.	U.S.A.	—	100,00%
NBG Canada	Canada	—	100,00%
S.A.B.A.	S. Africa	99,50%	99,50%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%
National Securities Co (Cyprus Ltd)	Cyprus	100,00%	100,00%
NBG Management Services Ltd.	Cyprus	100,00%	100,00%
Stopanska Banka A.D.	FYROM	71,20%	71,20%
United Bulgarian Bank (UBB)	Bulgaria	99,91%	99,91%
NBG International Ltd	United Kingdom	100,00%	100,00%
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%
NBGI Private Equity Ltd.	United Kingdom	100,00%	100,00%
NBG Finance plc	United Kingdom	100,00%	100,00%
Interlease A.D. (Sofia)	Bulgaria	100,00%	87,50%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%
ETEBA Romania S.A	Romania	100,00%	100,00%
ETEBA Advisory SRL	Romania	—	100,00%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%
NBG Lux Finance Holding S.A.	Luxembourg	100,00%	100,00%
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%
Banca Romaneasca S.A	Romania	98,88%	97,14%
Ethniki Hellenic General Insurance	Greece	76,66%	76,65%
ASTIR Palace Vouliagmenis S.A	Greece	78,06%	78,06%
ASTIR Alexandroupolis S.A	Greece	—	100,00%
Grand Hotel Summer Palace S.A	Greece	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%
KADMO S.A.	Greece	100,00%	100,00%
DIONYSOS S.A	Greece	99,91%	99,91%
EKTENEPOL Construction Company	Greece	100,00%	100,00%
Mortgage. Touristic PROTYPOS S.A	Greece	100,00%	100,00%
Hellenic Touristic Constructions	Greece	77,76%	77,76%

	Country of	% Participation
Name	incorporation	30.06.2006	31.12.2005
Ethnoplan S.A	Greece	100,00%	100,00%
Ethniki Ktimatikis Ekmetalefsis A.E	Greece	100,00%	100,00%
NBGI Private Equity Funds	United Kingdom	100,00%	100,00%
NBG International Holdings BV	Netherlands	100,00%	100,00%
Eurial Leasing SRL	Romania	70,00%	70,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	79,20%	79,19%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	79,20%	79,19%
S.C. Garanta Asigurari S.A.	Romania	71,50%	71,49%
Audatex Hellas SA	Greece	53,66%	53,65%
National Insurance Brokerage SA	Greece	72,83%	72,82%
NBG Asigurari S.A.	Romania	76,66%	—

NOTE 40: Post balance sheet events

1.          On 3 April 2006, NBG agreed to acquire from FIBA Holding and its affiliates, a 46,0% interest
(437 million shares) in the Ordinary Shares of Finansbank and 100,0% (100 shares) of the Founder Shares for USD 2,774 million.  Upon receipt of the necessary regulatory approvals and after completion of the initial acquisition of 100,0% of the Founder Shares and 46,0% of the Ordinary Shares, NBG intends to apply to the Turkish Capital Markets Board to launch a Mandatory Offer for the remaining 44,3% of the Ordinary Share capital of Finansbank not controlled by FIBA Holding. If NBG were to acquire all of the Ordinary Shares pursuant to the Mandatory Offer, it would have a resulting ownership position of 90,3% (858 million Shares). If NBG acquires less than a 4,01% additional stake (38 million Shares) through the Mandatory Offer, FIBA Holding has agreed to sell to NBG sufficient Ordinary Shares such that NBG will hold 50,01% of the Ordinary Shares in Finansbank upon completion of the Mandatory Offer. FIBA Holding will retain a residual stake of 9,7% (92 million Shares) in Finansbank, subject to any additional shares sold to NBG in order for NBG to achieve a 50,01% stake in Finansbank upon completion of the transaction. NBG and FIBA Holding and its affiliates, have further agreed to enter into a shareholders’ agreement effective from closing, which will regulate their relationship as shareholders in Finansbank. The agreement includes put and call option arrangements in respect of the shares in Finansbank held by the FIBA Holdings and its affiliates at the time that the acquisition by NBG is concluded.

On 18 August 2006 and following approval by the Authorities, the Group acquired 46% of common shares of Finansbank and 100% of the founder shares for a total consideration of USD 2,774 million.

2.          On 1 June 2006 the 2nd Repeat General Meeting of the Bank’s shareholders approved the share capital increase of € 3 billion.  The share capital increase was completed and fully subscribed on 5 July 2006 and was authorised by Approval K2-10274/7.7.2006 of the Ministry of Development.  Consequently, the Bank’s share capital will increase by €678.538.820 with the issue of 135.707.764 new shares. The difference from the issue of shares above par value of a total amount of €2.321.960 will be credited to the “share premium account”. The Bank’s share capital will amount to €2.374.886 divided in 474.977.176 ordinary registered voting shares of a nominal value of €5.00 each.

3.          On 13 July 2006 the Bank initially agreed with P & K Investment Services. The consideration agreed amounted to €48,7 million and corresponds to 1,81 multiple of the book value at 30 June 2006 or 4,9 multiple of 2006 forecasted profits.

NOTE 41: Restatements and reclassifications

Certain amounts in prior periods have been restated due to the disposal of Atlantic Bank of New York (ABNY) and NBG Canada or reclassified to conform to the current presentation.

Consolidated Income Statement

		Cont.& Disc.		Continuing
	Continuing	Operations		Operations
	Operations	As previously	Discontinued	As previously	Reclass/tions
	As restated	reported	Operations	reported	&
	30.06.2005	30.06.2005	30.06.2005	30.06.2005	Restatements	Footnote

Interest and similar income	1.147.683	1.214.342	66.659	1.147.683	—
Interest expense and similar charges	(389.933)	(411.665)	(21.732)	(389.933)	—
Net interest income	757.750	802.677	44.927	757.750	—

Net fee and commission income	199.123	204.617	5.494	199.123	—

Net premia from insurance contracts	45.507	45.507	—	45.507	—

Dividend income	8.259	8.267	8	8.259	—
Net trading income	(32.743)	(31.058)	1.685	(32.743)	—
Net result from investment securities	93.476	93.028	(448)	93.476	—
Other operating income	52.388	58.794	5.367	53.427	(1.039)	1
Total operating income	1.123.760	1.181.832	57.033	1.124.799	(1.039)

Personnel expenses	(399.466)	(419.421)	(19.200)	(400.221)	755	2
General & administrative expenses	(151.859)	(162.729)	(10.870)	(151.859)	—
Depreciation & amortisation charges	(57.213)	(61.019)	(3.806)	(57.213)	—
Other operating expenses	(17.129)	(18.204)	(36)	(18.168)	1.039	1
Total operating expenses	(625.667)	(661.373)	(33.912)	(627.461)	1.794

Impairment losses on loans and advances	(99.720)	(98.037)	1.683	(99.720)	—
Share of profit of associates	11.434	11.434	—	11.434	—
Profit before tax	409.807	433.856	24.804	409.052	755

Tax expense	(76.991)	(86.666)	(9.675)	(76.991)	—
Profit after tax but before discontinued operations	332.816	347.190		332.061	755
Profit from discontinued operations net of tax	15.129	—	15.129	15.129	—
Net Profit	347.945	347.190		347.190	755

Attributable to:
Minority interests	17.147	17.147	—	17.147	—
NBG equity shareholders	330.798	330.043	—	330.043	755	2

Consolidated Balance Sheet

		As previously
	As restated	reported	Reclas/tions &
	30.06.2005	30.06.2005	Restatements	Footnote

Assets	60.802.724	60.802.724	—

Liabilities	57.103.420	57.099.976	3.444	2

Shareholders Equity
Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Less: treasury shares	(212.809)	(212.809)	—
Reserves & retained earnings	1.022.287	1.025.731	(3.444)	2
Equity attributable to NBG shareholders	2.333.961	2.337.405	(3.444)

Minority Interest	286.485	286.485	—
Undated tier I	1.078.858	1.078.858	—
Total shareholders’ equity	3.699.304	3.702.748	(3.444)

Consolidated Cash Flow Statement

	As	As previously
	restated	reported	Reclass/tions &
	30.06.2005	30.06.2005	Restatements	Footnote
Net cash flows from/ (used in):
Operating activities - continuing operations	1.218.470	1.056.776	161.694	3
Operating activities - discontinued operations	38.848	—	38.848	3
Investing activities - continuing operations	51.189	249.664	(198.475)	3
Investing activities - discontinued operations	(16.188)	—	(16.188)	3
Financing activities - continuing operations	251.319	237.197	14.122	3
Financing activities - discontinued operations	—	—	—
Effect of exchange rate changes on cash and cash equivalents	109.082	109.083	(1)
	1.652.720	1.652.720	—
Cash and cash equivalents at the beginning of the period	4.930.174	4.930.174	—
Less: Cash and cash equivalents at the end of the period from discontinued operations	(60.430)	—	(60.430)
Cash and cash equivalents at the end of the period	6.522.464	6.582.894	(60.430)

Footnotes

1.                                       Reclassification of other income to other expenses

2.                                       Effect of accrued bonus payment to employees which is analysed as follows:

Opening Retained Earnings 2005	(4.199)
Effect in 2005	755
Total	(3.444)

3.                                       Other cash flow reclassifications including presentation of discontinued operations.

NOTE 42: Foreign Currency Rates

From	To	As at	Fixed rate	Average rate 1.1.06 to 30.06.2006
ALL	EUR	30.06.2006	0,00811	0,00855
BGN	EUR	30.06.2006	0,51130	0,51349
CAD	EUR	30.06.2006	0,70761	0,71485
CYP	EUR	30.06.2006	1,73913	1,74339
EGP	EUR	30.06.2006	0,13717	0,14349
GBP	EUR	30.06.2006	1,44488	1,45589
MKD	EUR	30.06.2006	0,01635	0,01665
RON	EUR	30.06.2006	0,28009	0,28337
USD	EUR	30.06.2006	0,78660	0,81409
YDN	EUR	30.06.2006	0,01176	0,01173
ZAR	EUR	30.06.2006	0,10888	0,12994

NATIONAL BANK OF GREECE S.A.

Condensed Interim Financial Statements

30 June 2006

In accordance with

International Financial Reporting Standards

August 2006

AUDITORS’ REVIEW REPORT

To the Shareholders of National Bank of Greece S.A.

We have reviewed the accompanying condensed interim balance sheet of “National Bank of Greece S.A.” (the “Bank”) as of 30 June 2006 and the related condensed interim statements of income, changes in shareholders equity and cash flows for the six months ended 30 June 2006. Our review was performed for the six month period as a whole, and did not include the separate review of the financial information for the three month period from 1 April to 30 June 2006, which is presented in the income statement of the accompanying condensed interim financial statements. The condensed interim financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these condensed interim financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements 2400, as required by the Greek Standards on Auditing. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the condensed interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements for the six monthly period ended 30 June 2006 are not presented fairly, in all material respects, in accordance with International Accounting Standard 34 “ Interim Financial Reporting”.

Athens, 31 August 2006

Certified Public Accountant – Auditor

Nicolaos C. Sofianos

RN SOEL 12231

Hatjipavlou Sofianos &

Cambanis S.A.

Assurance & Advisory Services

RN SOEL E 120

250-254 Kifisias Ave.

GR – 152 31 Halandri

Athens

3

Income Statement

		6 month period ended		3 month period ended
€ 000’s	Note	30.06.2006	30.06.2005	30.06.2006	30.06.2005

Interest and similar income		1.213.878	1.018.847	625.758	515.127
Interest expense and similar charges		(479.572)	(382.991)	(246.513)	(198.188)
Net interest income	5	734.306	635.856	379.245	316.939

Fee and commission income		164.941	143.565	83.843	67.872
Fee and commission expense		(28.412)	(28.834)	(13.994)	(14.505)
Net fee and commission income	6	136.529	114.731	69.849	53.367

Dividend income		44.318	21.543	33.828	10.840
Net trading income		81.421	(81.489)	(7.055)	(79.033)
Net result from investment securities		26.323	74.323	5.279	70.886
Other operating income	7	31.199	7.001	19.808	5.249
Total operating income		1.054.096	771.965	500.954	378.248

Personnel expenses	8	(327.870)	(297.323)	(162.653)	(146.438)
General & administrative expense		(99.706)	(96.959)	(54.195)	(48.559)
Depreciation, amortisation and impairment charges		(34.382)	(36.253)	(16.919)	(17.788)
Other operating expenses		(8.696)	(5.216)	(4.821)	(3.658)
Total operating expenses		(470.654)	(435.751)	(238.588)	(216.443)

Impairment losses on loans and advances		(111.276)	(85.000)	(52.065)	(43.000)
Profit before tax		472.166	251.214	210.301	118.805

Tax expense	10	(91.385)	(52.292)	(39.094)	(16.921)
Profit for the period		380.781	198.922	171.207	101.884

Earnings per share- Basic & Diluted	11	€1,05	€0,56	€0,47	€0,29

Athens, 30 August 2006

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 30 form an integral part of these financial statements

4

Balance Sheet

€ 000’s	Note	30.06.2006	31.12.2005
ASSETS
Cash and balances with central banks		2.730.152	1.848.223
Treasury bills and other eligible bills		221.378	86.078
Due from banks (net)		4.254.013	4.142.623
Financial assets at fair value through P&L	12	12.496.751	13.409.663
Derivative financial instruments	13	279.976	283.500
Loans and advances to customers (net)	14	29.086.932	27.178.715
Investment securities-available for sale	15	2.532.628	2.153.682
Investment securities-held to maturity	15	38.344	43.781
Investment property		200	416
Investments in subsidiaries	16	1.451.798	1.398.070
Investments in associates	16	237.836	278.025
Intangible assets	17	31.320	33.878
Property & equipment	18	1.127.456	1.142.738
Deferred tax assets		133.471	148.759
Other assets	19	1.410.570	1.111.303
Assets classified as held for sale	16	—	19.476
Total assets		56.032.825	53.278.930

LIABILITIES
Due to banks	20	5.714.578	4.986.420
Derivative financial instruments	13	436.506	303.422
Due to customers	21	43.403.438	41.060.200
Other borrowed funds	22	1.957.714	2.024.051
Current Tax Liabilities	23	91.628	139.375
Deferred tax liabilities		87.178	85.575
Retitement benefit obligations	9	61.117	62.856
Other liabilities	23	1.326.523	1.644.542
Total liabilities		53.078.682	50.306.441

SHAREHOLDERS’ EQUITY
Share capital	25	1.696.347	1.696.347
Share premium	25	—	—
Less: treasury shares	25	(1.015)	(1.085)
Reserves and retained earnings	26	1.258.811	1.277.227
Total Equity		2.954.143	2.972.489

Total equity and liabilities		56.032.825	53.278.930

Athens, 30 August 2006

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATIONS OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 30 form an integral part of these financial statements

5

Statement of Changes in Equity

€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2005	1.492.090	32.393	(29.518)	1.131.004	2.625.969
Movement in the available for sale securities reserve, net of tax	—	—	—	(30.196)	(30.196)
Net Profit/(loss) for the period	—	—	—	198.922	198.922
Purchases of treasury shares	—	—	(5.704)	—	(5.704)
Dividends	—	—	—	(197.084)	(197.084)
Currency translation differences	—	—	—	(18)	(18)
Balance at 30 June 2005	1.492.090	32.393	(35.222)	1.102.628	2.591.889
At 1 July 2005	1.492.090	32.393	(35.222)	1.102.628	2.591.889
Movements from 01.07.2005 to 31.12.2005	204.257	(32.393)	34.137	174.599	380.600
Balance at 31 December 2005	1.696.347	—	(1.085)	1.277.227	2.972.489
At 1 January 2006	1.696.347	—	(1.085)	1.277.227	2.972.489
Movement in the available for sale securities reserve,	—	—	—	(59.566)	(59.566)
Movement in the cash flow hedging reserve, net of tax	—	—	—	(196)	(196)
Net Profit/(loss) for the period	—	—	—	380.781	380.781
Board of Directors emoluments	—	—	—	(50)	(50)
Disposals of preferred securities	—	—	70	(70)	—
Dividends	—	—	—	(339.234)	(339.234)
Currency translation differences	—	—	—	(81)	(81)
Balance at 30 June 2006	1.696.347	—	(1.015)	1.258.811	2.954.143

Detailed analysis of the changes in equity is presented in notes 25 & 26 of these financial statements.

The notes on pages 8 to 30 form part of these statements

6

Cash Flow Statement

		6-month period ended
€ 000’s	Note	30.06.2006	30.06.2005
Cash flows from operating activities
Net Profit		380.781	198.922
Non-cash items included in profit and other adjustments:		81.576	9.574
Depreciation, amortisation & impairment on fixed assets & invest. property		34.382	36.253
Impairment losses on investments		40.189	—
Premium –Discount (Income/Expense)		6.618	(4.274)
Credit loss expense / (recovery)		110.832	85.040
Deferred tax expense / (benefit)		16.920	(10.534)
Dividend income from investment securities		(42.895)	(21.277)
Net (profit) / loss on sale of fixed assets & investment property		(17.958)	(1.311)
Net (income) / expense on investment securities		(66.512)	(74.323)

Net (increase) / decrease in operating assets:		2.261.019	1,509,636
Net due from / to banks		1.221.093	3.104.208
Financial assets at fair value through P&L		912.912	(1.829.675)
Net proceeds / (purchase) of treasury bills and other eligible bills		(46.638)	25.637
Net derivative financial instruments		147.162	117.432
Net loans and advances to customers / due to customers		323.758	51.719
Other assets		(297.268)	(56.404)

Net increase / (decrease) in operating liabilities:		(353.892)	(111.777)
Income taxes paid		(139.375)	(104.367)
Other liabilities		(214.517)	(7.410)
Net cash flow from / (used in) operating activities		2.369.484	1.509.636

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(2.968)	(3.783)
Disposals of subsidiaries, net of cash		56.120	—
Acquisitions of associates		(60.375)	(96.447)
Dividends received from investment securities & associates		42.895	21.277
Purchases of fixed assets		(21.823)	(28.427)
Proceeds from sales of fixed assets		21.110	2.233
Proceeds from sale of investment property		208	—
Cash flow hedging instruments		(10.812)	—
Purchases of investment securities - available for sale		(827.549)	(310.895)
Proceeds from redemption & sale of investment securities - available for sale		428.800	234.360
Proceeds from redemption of investment securities - held to maturity		5.437	—
Net cash from / (used in) investing activities		(368.957)	(181.682)

Cash flows from financing activities
Proceeds from borrowed funds and debt securities		—	470.675
Repayments of borrowed funds and debt securities		(66.337)	—
Net sales /(purchases) of treasury shares /rights		70	(5.704)
Dividends to shareholders		(339.234)	(197.084)
Net cash from / (used in) financing activities		(405.501)	267.887

Effect of foreign exchange rate changes on cash and cash equivalents		(20.097)	92.706
Net increase/(decrease) in cash and cash equivalents		1.574.929	1.688.547
Cash and cash equivalents at beginning of period		2.646.494	4.270.439
Cash and cash equivalents at end of period	28	4.221.423	5.958.986

The notes on pages 8 to 30 form an integral part of these financial statements

7

Notes to the Financial Statements

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou street, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 165 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece provides a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, & bank assurance services. The Bank operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, and South Africa.

The Board of Directors consists of the following members:

Executive Members
Efstratios-Georgios (Takis) A. Arapoglou	Chairman—Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman-Deputy Chief Executive Officer

Non-Executive Members
George M. Athanasopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman and Managing Director, Delta S.A., Chairman, Federation of Greek Industrialists
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services, Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Ioannis Vartholomeos	Professor, University of Piraeus, Governor of IKA (Social Security Fund)
Ploutarchos K. Sakellaris	Professor, University of Athens, and Chairman, Council of Economic Advisors.

Directors are elected by the shareholders at their general meeting (GM) for a term of three years and may be re-elected. The term of the above members expires in 2007.

The Bank’s Board of Directors has approved these interim condensed financial statements for issue on 30 August 2006.

8

NOTE 2: Summary of significant accounting policies

2.1 Basis of presentation- Statement of compliance

The condensed interim financial statements of the Bank (the “ interim financial statements”) have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards (collectively, IFRS) whereas International Accounting Standard 34 “Interim Financial Reporting” has been applied for the preparation of these Bank’s financial statements as at and for the period ended 30 June 2006.  The financial statements include Selected Explanatory Notes and they do not include all the information required for full annual financial statements.  Therefore, the financial statements should be read in conjunction with the annual financial statements as at and for the year ended 31 December 2005. The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, impairment of loans and receivables, open tax years and litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Bank’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the annual financial statements as at and for the year ended 31 December 2005.

However, owing to a specific interpretative approach adopted by the Bank upon preparing its 2005 interim financial statements of the Bank, certain items reflected in the interim financial statements needed restatement. Therefore, although all the interim financial statements for the year 2005 incorporated the same accounting treatments as those that applied to the first annual IFRS financial statements as at and for the year ended 31 December 2005, the interim financial statements for the 6-month period ended 30 June 2005 should be restated for consistency. The restated financial statements are presented in note 32.

The comparative figures used in these financial statements are the restated ones.

2.2 Adoption of International Financial Reporting Standards (IFRS) effective from 1 January 2006

The accounting policies applied by the Bank in these interim financial statements are the same as those applied by the Bank in its annual financial statements as at and for the year ended 31 December 2005.

The new standards, amendments and interpretations to existing standards that are mandatory for the Bank’s accounting periods beginning on 1 January 2006 are as follows:

•  IAS 19 (Amendment), “Employee Benefits” (effective from 1 January 2006).

This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Bank does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not currently participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts.

•  IAS 39 (Amendment), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions”(Effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) This amendment have not had a significant impact on the Bank’s financial position, as the Bank does not have any intragroup transactions that would qualify as a hedged item in the financial statements as of 30 June 2006 and 31 December 2005.

9

•  IAS 39 and IFRS 4 (Amendment), “Financial Guarantee Contracts” (Effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.Τhis amendment did not have a significant impact on the Bank’s financial position.

•  IFRIC 4, “Determining whether an Arrangement contains a Lease” (Effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management assessed the impact of IFRIC 4 and this amendment had a limited impact to the format and extent of disclosures presented in the accounts on the Bank’s operations.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

•  IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007).  IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Bank assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Bank intends to apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

•  IFRIC 7, ‘Applying the Restatement Approach under IAS 29 “Financial Reporting in Hyperinflationary Economies”, effective for annual periods beginning on or after 1 March 2006. Management does not expect the interpretation to be relevant for the Bank;

•  IFRIC 8, ‘Scope of IFRS 2 “ Share Based Payments”, effective for annual periods beginning on or after 1 May 2006. Management is currently examining the share based scheme adopted and will assess the impact of IFRIC 8 on this scheme;

•  IFRIC 9, ‘Reassessment of Embedded Derivatives’, effective for annual periods beginning on or after 1 June 2006. Management is currently evaluating the impact of the new IFRIC; and

•  IFRIC 10, Interim Financial Reporting and Impairment, effective for annual periods beginning on or after 1 November 2006.  The Bank will apply the new IFRIC from 2007.

10

NOTE 3: Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the central bank. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

Capital adequacy (amounts in € million)

	30.06.2006	31.12.2005
Capital:
Upper Tier I capital	2.814	2.560
Lower Tier I capital	—	—
Deductions	(31)	(34)
Tier I capital	2.783	2.526
Upper Tier II capital	1.018	1.089
Lower Tier II capital	933	966
Deductions	(6)	(6)
Total capital	4.728	4.575

Risk weighted assets:
On Balance sheet (investment book)	25.930	24.339
Off Balance sheet (investment book)	2.030	1.868
Trading portfolio	901	999
Total risk weighted assets	28.861	27.206

Ratios:
Core	9,64%	9,28%
Total	16,38%	16,82%

As at 30 June 2006, the capital base of the NBG Group computed using Bank of Greece rules (“BoG”) was €4.728 million. Therefore the capital base surplus, over the 8% of risk-weighted assets required by the BoG rules was €2.419 million.

Credit Ratings

The table below sets forth the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred below as (Capital Intelligence). All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	A2	P-1	C	Stable
Standard & Poor’s	BBB+	A-2	—	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Stable

11

NOTE 4: Segment reporting

The Bank manages its business through the following business segments:

Retail banking

Retail banking includes all individuals (retail banking customers) of the Bank, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Bank, through its extended network of branches, offers to its retail customers a number of types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Bank offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services and brokerage.

International

The Bank’s international banking activities include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Bank offers shipping finance, investment banking and brokerage services through certain of its foreign branches.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Bank (interest expense of subordinate debt loans to NBG personnel etc).

12

National Bank of Greece S.A.

Condensed Interim Financial Statements 30.06.2006 according to IFRS

Breakdown by business segment

€ 000s , unless otherwise stated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Inter- national	Other	Total

6-month period 01.01-30.06.2006
Net interest income	633.961	101.698	71.691	(84)	(72.960)	734.306
Net fee & commission income	66.696	26.998	37.083	695	5.057	136.529
Other operating income	44.397	(13.461)	90.799	29.866	31.660	183.261
Total operating income	745.054	115.235	199.573	30.477	(36.243)	1.054.096
Direct costs	(257.348)	(16.112)	(17.594)	(17.556)	(5.096)	(313.706)
Allocated costs & provisions	(227.493)	(20.772)	(9.131)	(3.876)	(6.952)	(268.224)
Profit before tax	260.213	78.351	172.848	9.045	(48.291)	472.166
Taxes	(75.462)	(22.722)	(40.620)	(2.623)	50.042	(91.385)
Profit for the period	184.751	55.629	132.228	6.422	1.751	380.781

Segment assets as at 30.06.2006 (in €million)	20.674	10.031	19.039	1.355	4.934	56.033

Segment liabilities as at 30.06.2006 (in €million)	40.098	548	6.425	1.559	4.449	53.079

Other Segment items
Depreciation, amortisation & impairment charges	(9.809)	(347)	(1.566)	(1.319)	(21.341)	(34.382)
Provision for loans impairment & advances	(103.958)	(4.395)	—	(273)	(2.650)	(111.276)

6-month period 01.01-30.06.2005
Net interest income	521.218	98.579	69.574	115	(53.630)	635.856
Net fee & commission income	62.915	23.661	25.174	3.753	(772)	114.731
Other operating income	30.670	(11.217)	(17.804)	(699)	20.428	21.378
Total operating income	614.803	111.023	76.944	3.169	(33.974)	771.965
Direct costs	(242.085)	(16.698)	(18.656)	(16.531)	(15.517)	(309.487)
Allocated costs & provisions.	(163.964)	(36.534)	(9.578)	(4.541)	3.353	(211.264)
Profit before tax	208.754	57.791	48.710	(17.903)	(46.138)	251.214
Taxes	(56.364)	(15.603)	2.629	4.834	12.212	(52.292)
Profit for the period	152.390	42.188	51.339	(13.069)	(33.926)	198.922

Segment assets as at 31.12.2005 (in €million)	15.076	9.232	23.383	761	4.827	53.279

Segment liabilities as at 31.12.2005 (in €million)	32.987	380	12.822	940	3.177	50.306

Other Segment items
Depreciation, amortisation & impairment charges	(10.564)	(560)	(2.017)	(1.284)	(21.828)	(36.253)
Provision for loans impairment & advances	(51.924)	(29.914)	—	—	(3.162)	(85.000)

13

NOTE 5: Net interest income

	30.06.2006	30.06.2005

Interest earned on:
Amounts due from banks	158.644	158.449
Securities	260.876	208.439
Loans and advances to customers	788.895	647.569
Other interest earning assets	5.463	4.390
Interest and similar income	1.213.878	1.018.847

Interest payable on:
Amounts due to banks	(138.345)	(115.093)
Amounts due to customers	(289.558)	(222.095)
Other borrowed funds	(42.449)	(39.956)
Other interest paying liabilities	(9.220)	(5.847)
Interest expense and similar charges	(479.572)	(382.991)
Net interest income	734.306	635.856

NOTE 6: Net fee and commission income

	30.06.2006	30.06.2005

Custody, brokerage & investment banking	12.712	12.248
Retail lending fees	13.286	10.593
Corporate lending fees	37.814	32.513
Banking fees & similar charges	52.655	49.089
Fund management fees	20.062	10.288
Net fee & commission income	136.529	114.731

NOTE 7: Other operating income

	30.06.2006	30.06.2005

Real estate rentals	2.664	3.611
Real estate gains	18.755	1.923
Other income	9.780	1.467
Other operating income	31.199	7.001

NOTE 8: Personnel expenses

	30.06.2006	30.06.2005

Wages and Salaries	215.733	199.165
Social security costs & defined contribution plans	96.388	89.414
Pension costs: defined benefit plans (Note 9)	776	1.862
Other staff related benefits	14.973	6.882
Total	327.870	297.323

The average number of employees employed by the Bank during the period ended 30 June 2006 was 13.874 (2005:13.625).

The cost of various voluntary retirement schemes implemented by the Bank is included in defined benefit plan pension costs or in other staff related benefits accordingly..

Bonuses to employees are accrued for in the period the related service is provided once approved by the Board of Directors.

14

NOTE 9: Retirement benefit obligations

Youth account benefit plan

The Bank sponsors a Youth account benefit plan under which children of current and former employee are entitled to lump sum benefit. The benefit is 25% of 1,65 of the parents’ basic monthly pay for every year of contributory service.

Net periodic costs for these defined benefit plans sponsored by the Bank include the following components, which are recognised in the income statement for the periods ended:

	30.06.2006	30.06.2005

Current service cost	1.638	1.587
Interest cost on obligation	2.982	2.377
Expected return on plan assets	(3.331)	(2.102)
Amortisation of unrecognised actuarial gains	(513)	—
Pension costs – defined benefit plans	776	1.862

The cumulative funding status recognised in the consolidated balance sheet is reconciled below:

	30.06.2006	31.12.2005

Present value of unfunded obligations	145.804	141.277
Fair value of plan assets	(107.429)	(101.678)
	38.375	39.599
Present value of unfunded obligations	3.139	3.142
Unrecognised actuarial gains	19.603	20.115
Net Liability in balance sheet	61.117	62.856

The weighted average assumptions used to determine the net periodic pension costs are:

	2006	2005

Discount rate	4,25%	5,00%
Expected return on plan assets	6,50%	6,50%
Rate of compensation increase	4,00%	4,00%
Pension increase	2,50%	2,50%

NOTE 10: Tax expense

	30.06.2006	30.06.2005

Current tax	72.349	61.023
Deferred tax	16.920	(10.534)
Other taxes	2.116	1.803
Total	91.385	52.292

Profit before tax	472.166	251.214
Tax calculated based on the current tax rate of 29% (2005: 32%)	136.928	67.828
Effect of tax rate reduction (5%) due to merger activity	(23.609)	(16.752)
Other tax differences	(21.934)	1.216
Tax expense	91.385	52.292
Effective tax rate for the period	19,3%	20,8%

The domestic corporate tax rate for 2006 is 29% (2005: 32%). However, the Bank’s statutory tax rate is reduced by 5% for 2005 and 2006 as a result of the merger with the National Investment Company.

15

NOTE 11: Earnings per share

	From 1rst of January		From 1rst of April
	30.06.2006	30.06.2005	30.06.2006	30.06.2005

Net profit attributable to NBG ordinary shareholders	380.781	198.922	171.207	101.884
Weighted average number of ordinary shares outstanding (millions)	339,2	330,0	339,2	329,9
Earnings per share	€1,05	€0,56	€0,47	€0,29

The weighted average number of ordinary shares outstanding has been adjusted with a number of 5.023.534 new shares issued in relation to the National Investment Company merger and a number of 2.670.367 shares issued in relation to the National Real Estate merger, from May 2005 and July 2005 respectively, according to the relevant General Meeting of the Shareholders’ resolutions. These new shares were also entitled to participate in the profit distribution of 2005. In addition, the weighted average number of ordinary shares has been multiplied for all periods presented by a factor of 1,07 to incorporate the earnings per share the discount price of the recent rights issue (see note 31: Post balance sheet events).

NOTE 12: Financial assets at fair value through P & L

	30.06.2006	31.12.2005

Assets at fair value through profit and loss	5.305.301	5.104.757
Trading Securities
Government Bonds	6.967.547	7.859.537
Other public sector bonds	—	12.556
Other debt securities	176.369	216.583
Equity securities	47.534	216.230
Total	12.496.751	13.409.663

NOTE 13: Derivative financial instruments

	Contract/notional	Fair values
At 30 June 2006	Amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	24.343.600	193.427	(391.291)
Foreign exchange derivatives	4.594.621	23.266	(40.278)
Other types of derivatives	104.557	2.654	(1.445)
Interest rate derivatives - Exchange traded	9.296.027	50.074	(3.492)
Derivatives designated as cash flow hedges
Options	1.498.056	10.555	—
Total	39.836.861	279.976	(436.506)

	Contract/notional	Fair values
At 31 December 2005	Amount	Assets	Liabilities

Derivatives held for trading:
Interest rate derivatives - OTC	24.258.944	192.003	(261.495)
Foreign exchange derivatives	6.083.427	56.467	(25.454)
Other types of derivatives	233.613	2.816	(4.658)
Interest rate derivatives - Exchange traded	12.695.203	32.214	(11.815)
Total	43.271.187	283.500	(303.422)

16

NOTE 14: Loans & advances to customers (net)

	30.06.2006	31.12.2005

Mortgages	12.586.838	11.494.578
Consumer loans	2.976.345	2.652.424
Credit cards	1.412.895	1.468.940
Small Business lending	2.369.625	2.033.077
Retail lending	19.345.703	17.649.019
Corporate lending	10.716.855	10.450.928
Total	30.062.558	28.099.947
Less: Allowance for impairment on loans & advances to customers	(975.626)	(921.232)
Total	29.086.932	27.178.715

Movement in allowance for impairment on loans and advances:

Balance at 1 January	921.232	935.729
IAS 39 adjustments	—	17.106
Balance at 1 January as restated	921.232	952.835
Provision for loans impairment	111.276	191.421
Loans written off & recovered amounts	(53.967)	(228.411)
Foreign exchange differences	(2.915)	5.387
Balance at the end of the reporting period	975.626	921.232

NOTE 15: Investment securities

	30.06.2006	31.12.2005

Available-for-sale investment securities:
Greek Government bonds	1.239.645	865.364
Debt securities issued by other governments and public entities	325.375	303.588
Corporate bonds incorporated in Greece	191.830	206.914
Corporate bonds incorporated outside Greece	180.292	239.830
Debt securities issued by Greek financial institutions	36.230	43.546
Debt securities issued by foreign financial institutions	146.664	156.527
Debt securities	2.120.036	1.815.769
Equity securities	162.240	92.482
Mutual funds units	251.176	246.255
Provision for impairment	(824)	(824)
Total available-for-sale investment securities	2.532.628	2.153.682

Held-to-maturity investment securities (at amortised cost):
Corporate bonds incorporated in Greece	15.957	20.867
NBG Group bonds	22.387	22.914
Total held-to-maturity investment securities	38.344	43.781

Total investment securities	2.570.972	2.197.463

Net result from investment securities consists of:

	30.06.2006	30.06.2005
Investment securities:
Net gain on disposal of investments	66.512	74.323
Impairment charges on investments in associates	(40.189)	—
Total	26.323	74.323

17

The movement of investment securities may be summarised as follows:

	30.06.2006	31.12.2005
Investment securities - available for sale
Balance at 1 January	3.571.228	1.868.294
- Additions within the period	897.820	1.522.089
- Disposals (sale and redemption) within the period	(425.026)	(2.004.477)
- Gains / (losses) from changes in fair value	(59.596)	4.176
- IAS 39 adjustments & reclassifications	—	2.181.146
Balance at the end of the reporting period	3.984.426	3.571.228

Investment securities - held to maturity
Balance at 1 January	43.781	—
-Additions within the period	—	66.265

-Redemptions within the period	(5.437)	(22.484)
Balance at the end of the reporting period	38.344	43.781

NOTE 16: Investments in subsidiaries and associates and assets classified as held for sale

	Country	Interest	30.06.2006	Interest	31.12.2005
		(%)		(%)
Investments in subsidiaries
National Securities SA	Greece	100,00	18.170	100,00	18.170
Ethniki Kefalaiou Management of Assets & Liabilities	Greece	100,00	3.326	100,00	3.326
Diethniki Mutual Fund Management SA	Greece	81,00	11.029	81,00	11.029
National Management & Organisation Company SA	Greece	100,00	23.328	100,00	23.328
Ethniki Leasing SA	Greece	93,33	29.055	93,33	29.055
Ethniki Mutual Funds SA	Greece	100,00	1.175	100,00	1.175
NBG Balkan Fund Ltd	Cyprus	100,00	500	100,00	500
NBG Greek Fund Ltd	Cyprus	100,00	15.000	100,00	15.000
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Estate Fund Ltd	Cyprus	100,00	147	100,00	147
ETEBA Venture Capital Management Company Ltd	Cyprus	100,00	18	100,00	18
NBG Bancassurance SA	Greece	99,70	300	99,70	300
The South African Bank of Athens Ltd	S. Africa	91,44	14.135	91,41	16.070
National Bank of Greece (Cyprus) Ltd	Cyprus	100,00	40.000	100,00	40.105
NBG Management Services Ltd	Cyprus	100,00	957	100,00	959
Stopanska Bank AD	Fyrom	71,19	72.010	71,19	72.010
United Bulgarian Bank Ad	Bulgaria	99,91	239.076	99,91	239.076
NBG International Ltd	UK	100,00	10.114	100,00	10.215
NBG Finance Plc	UK	100,00	72	100,00	73
Interlease AD	Bulgaria	100,00	3.869	87,50	1.086
ETEBA Bulgaria AD	Bulgaria	92,00	548	92,00	551
ETEBA Romania SA	Romania	100,00	900	100,00	919
NBG Luxembourg Holding SA	Luxembourg	94,67	71	94,67	71
NBG Luxfinance Holding SA	Luxembourg	94,67	71	94,67	71
NBG Funding Ltd	UK	100,00	10	100,00	10
Banca Romaneasca SA	Romania	98,88	131.805	97,14	69.507
Ethniki General Insurance SA	Greece	76,65	379.227	76,65	379.153
Astir Palace Vouliagmenis SA	Greece	78,06	195.806	78,06	195.806
Astir Alexandroupolis SA	Greece	—	—	100,00	5.055
Grand Hotel Summer Palace SA	Greece	100,00	5.781	100,00	5.781
NBG Training Centre SA	Greece	100,00	118	98,00	115
Ethnodata SA	Greece	98,41	6.062	98,41	6.062
Kadmos SA	Greece	99,99	1.716	99,99	1.716
Dionysos SA	Greece	99,90	36.470	99,90	36.470
Ektenepol Construction Company SA	Greece	100,00	47.947	100,00	47.947

18

	Country	Interest	30.06.2006	Interest	31.12.2005
		(%)		(%)
Mortgage Tourist Protypos SA	Greece	100,00	79.950	100,00	79.950
Hellenic Tourist Construction SA	Greece	77,76	19.871	77,76	19.871
Ethniki Agricultural Operations SA	Greece	100,00	16	100,00	19
NBG International Holdings BV	Holland	100,00	54.571	100,00	58.807
Eurial Leasing SRL	Romania	70,00	8.430	70,00	8.400
			1.451.798		1.398.070
Investments in associates
AGET Heracles	Greece	26,00	216.344	26,00	216.344
Phosphate Fertilisers Industries SA	Greece	24,23	—	24,23	40.189
Larko Metalourgical Company SA	Greece	36,43	4.352	36,43	4.352
SIEMENS Teleindustrial SA	Greece	30,00	9.973	30,00	9.973
Eviop Tempo SA	Greece	21,21	2.438	21,21	2.438
Banking Information Systems ‘TEIRESIAS” SA	Greece	39,34	354	39,34	354
Hellenic Countrysides SA	Greece	20,23	340	20,23	340
Social Securities Fund Management SA	Greece	40,00	470	40,00	470
Klostiria Pellis	Greece	20,89	—	20,89	—
Planet Ernst &Young SA	Greece	31,18	3.565	31,72	3.565
			237.836		278.025

Assets classified as held for sale
National Bank of Greece (Canada)	Canada	—	—		19.476

In February 2006 the Bank sold NBG Canada to Scotia Bank. The consideration received was € 51.950 th. The gain arising from the sale amounted to €31.917 th. minus the expenses arising from the sale amounted to €1.164 th. are reported in Income Statement in “Net result from investment securities”.

19

NOTE 17: Intangible assets

	Goodwill	Software	Other	Total
Cost
At 1 January 2005	38	137.572	15.675	153.285
Additions, disposals and write-offs (net)	(38)	5.877	10.605	16.444
At 31 December 2005	—	143.449	26.280	169.729

Accumulated amortization and impairment
At 1 January 2005	—	(123.115)	(1.453)	(124.568)
Additions, disposals and write-offs (net)	—	1.600	173	1.773
Amortization charge for the period	—	(10.481)	(2.575)	(13.056)
At 31 December 2005	—	(131.996)	(3.855)	(135.851)

Net book amount at 31 December 2005	—	11.453	22.425	33.878

Cost
At 1 January 2006	—	143.449	26.280	169.729
Additions, disposals and write-offs (net)	—	(558)	3.366	2.808
At 30 June 2006	—	142.891	29.646	172.537

Accumulated amortization and impairment
At 1 January 2006	—	(131.996)	(3.855)	(135.851)
Additions, disposals and write-offs (net)	—	1.127	(406)	721
Amortization charge for the period	—	(4.558)	(1.529)	(6.087)
At 30 June 2006	—	(135.427)	(5.790)	(141.217)

Net book amount at 30 June 2006	—	7.464	23.856	31.320

20

NOTE 18: Property & equipment

Cost	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
At 1 January 2005	563.169	604.251	361.500	49.957	20.537	1.599.414
Additions, disposals and write-offs (net)	54.814	57.158	21.546	5.632	8.565	147.715
Exchange differences	58	926	74	64	(11)	1.111
At 31 December 2005	618.041	662.335	383.120	55.653	29.091	1.748.240

Accumulated depreciation and impairment
At 01 January 2005	—	(221.469)	(281.107)	(35.976)	—	(538.552)
Additions, disposals and write-offs (net)	—	(6.227)	(264)	(1.387)	—	(7.878)
Depreciation charge for the period	—	(19.453)	(35.297)	(4.322)	—	(59.072)
At 31 December 2005	—	(247.149)	(316.668)	(41.685)	—	(605.502)

Net book amount at 31December 2005	618.041	415.186	66.452	13.968	29.091	1.142.738
Cost
At 1 January 2006	618.041	662.335	383.120	55.653	29.091	1.748.240
Additions, disposals and write-offs (net)	(3.322)	(889)	5.234	730	8.667	10.420
Exchange differences	(19)	(221)	(66)	(15)	1	(320)
At 30 June 2006	614.700	661.225	388.288	56.368	37.759	1.758.340

Accumulated depreciation and impairment
At 1 January 2006	—	(247.149)	(316.668)	(41.685)	—	(605.502)
Additions, disposals and write-offs (net)	—	1.427	1.368	110	—	2.905
Depreciation charge for the period	—	(9.532)	(16.756)	(1.999)	—	(28.287)
At 30 June 2006	—	(255.254)	(332.056)	(43.574)	—	(630.884)

Net book amount at 30 June 2006	614.700	405.971	56.232	12.794	37.759	1.127.456

NOTE 19: Other assets

	30.06.2006	31.12.2005

Accrued interest and commissions	480.484	508.324
Tax prepayments and other recoverable taxes	138.199	136.013
Trade receivables	14.404	12.179
Assets acquired through foreclosure proceedings	86.251	86.527
Prepaid expenses	8.426	14.950
Other	682.806	353.310
Total other assets	1.410.570	1.111.303

Other assets as at 30.06.2006 include an amount of € 227.769 th. relating to unsettled balances from securities transactions.

21

NOTE 20: Due to banks

	30.06.2006	31.12.2005

Demand deposits due to credit institutions	484.587	87.945
Time deposits due to credit institutions	215.593	284.457
Interbank deposits and amounts due to ECB	2.021.801	2.099.226
Amounts due to Central Bank	5.139	5.158
Securities sold under agreements to repurchase	2.962.368	2.479.265
Other	25.090	30.369
Total due to banks	5.714.578	4.986.420

NOTE 21: Due to customers

	30.06.2006	31.12.2005
Deposits:
Individuals	35.298.998	33.937.922
Corporate	5.165.359	4.404.633
Government and agencies	2.268.532	2.047.622
Total deposits	42.732.889	40.390.177
Securities sold to customers under agreements to repurchase	194.971	300.023
Other due to customers	475.578	370.000
Amounts due to customers	43.403.438	41.060.200

Included in due to customers are deposits, which contain one or more embedded derivatives. The Bank has designated these deposits as financial liabilities at fair value through profit and loss.

NOTE 22: Other borrowed funds

	30.06.2006	31.12.2005
Fixed rate notes	183.164	215.983
Floating rate notes	1.774.550	1.808.068
Total	1.957.714	2.024.051

•                  NBG Finance plc, a wholly owned subsidiary of the Bank, issued:

a)              In June 2002, € 750 million callable subordinated floating rate notes guaranteed on subordinated basis the Bank due in June 2012. The notes are redeemable at the option of the Bank in or after June 2007. The notes carry interest at EURIBOR plus 80 bps to June 2007 and EURIBOR plus 210 bps thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

b)             In June 2005, JPY 30 billion callable subordinated fixed rate notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as financial liability at fair value through profit and loss.

The proceeds of the above Notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each one of the Notes referred to above.

22

•      NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued:

a)              In July 2003, € 350 million Series A Floating Rate Non – Cumulative Non Voting Preferred Securities. The notes carry interest at the 3-month EURIBOR plus 175 bps up until July 11, 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

b)             In November 2004, € 350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part in November 2014 or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus12, 5 bps reset every six months and capped at 8,5% paid semi-annually.

c)              In February 2005, NBG Funding Ltd issued € 230 million Series D Constant Maturity Swap (“CMS”) Linked Subordinated Callable Notes guaranteed on a subordinate basis by the Bank. The notes are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015, or any dividend date falling thereafter subject to the consent of the Bank. The preferred dividend rate for series D is 6,00% until 16 February 2010, and thereafter determined as the difference of 10-year CMS mid swap rate minus 2-year mid swap rate multiplied by four on annual basis capped at 10% and floored at 3,25%.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30-year maturity.

NOTE 23: Other liabilities

	30.06.2006	31.12.2005

Accrued interest and commissions	308.964	288.218
Creditors and suppliers	161.225	173.531
Amounts due to government agencies	420.123	409.426
Other provisions	32.346	32.959
Taxes payable - other than income taxes	13.719	22.188
Accrued expenses and deferred income	29.106	30.361
Payroll related accruals	4.527	38.773
Dividends payable	14.504	12.698
Other	342.009	636.388
Total other liabilities	1.326.523	1.644.542
Current tax liabilities	91.628	139.375
Total	1.418.151	1.783.917

Other liabilities as at 30.06.2006 include an amount of €195.421 th., relating to unsettled balances from securities transactions.

23

NOTE 24: Contingent liabilities and commitments

a. Legal proceedings

The Bank is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Bank.

b. Pending Tax audits

The Bank has been audited by the tax authorities up to 2004 inclusive. The tax authorities have not yet audited 2005 and accordingly tax obligations for the current year not be considered final. Additional taxes and penalties may be imposed as a result of such tax audit; although the amount cannot be determined at present, it is not expected to have material effect on Bank’s net assets.

c. Capital Commitments

In the normal course of business, the Bank enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Bank. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	30.06.2006	31.12.2005

Commitments to extend credits	13.848.595	10.386.660
Standby letters of credit	236.732	136.915
Financial Guaranties	3.113.365	2.615.411
Total	17.198.692	13.138.986

d. Assets pledged

	30.06.2006	31.12.2005

Assets pledged as collaterals	2.140.806	1.517.188

e. Operating lease commitments

	30.06.2006	31.12.2005

No later than 1 year	17.992	23.398
Later than 1 year and no later than 5 years	55.540	65.215
Later than 5 years	57.835	69.826
Total	131.367	158.439

24

NOTE 25: Share capital, share premium and treasury shares

Share capital	No of shares	€’000s

At 1 January 2005	331.575.511	1.492.090
Merger through absorption of subsidiaries:
Share capital authorised, issued and fully paid on merger with National Investment Company	5.023.534	123.585
Share capital authorised and fully paid, on merger with National Real Estate	2.670.367	80.672
At 31 December 2005	339.269.412	1.696.347

At 30 June 2006	339.269.412	1.696.347

The total number of authorised, issued and fully paid ordinary shares as at 30 June 2006 was 339.269.412 with a nominal value of €5 per share. The amount arrived at after the completion of the merger with National Real Estate, and the increase of the Bank’s total number of shares by 2.670.367. The nominal value of the shares increased to €5 per share through the legal capitalisation of share premium and reserves, which was given effect as of 31 July 2005, the effective date of the legal merger.

The 2nd Repeat General Shareholders Meeting of the Bank held on 1 June 2006, approved the share capital increase of € 3 billion (see note 32).

Share Premium	30.06.2006	31.12.2005

At 1 January	—	32.393
Merger through absorption of National Investment	—	13.100
Merger through absorption of National Real Estate	—	(45.493)
At 30 June 2006	—	—

Treasury Shares	No of shares	€’000s

At 1 January 2005	1.457.311	29.518
Purchases of treasury shares	370.000	10.179
Sales of treasury shares	(1.792.311)	(38.612)
At 31 December 2005	35.000	1.085

Purchases of treasury shares	—	—
Sales of treasury shares	—	—

Sales of treasury shares rights	—	(70)
At 30 June 2006	35.000	1.015

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006, approved an own shares buy-back programme pursuant to Article 16, par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 2 May 2006 through 27 April 2007.

Stock Option Program:  In  2005, at a General Meeting of Shareholders, a stock option program (“the Program”) was approved for the executive members of the Board of Directors (BoD), management and staff of the Bank. At the repeat General Meeting of Shareholders on June 1, 2006, a new Group-wide stock option plan was approved however, no options have yet been issued. The stock option plan will last five years expiring in 2011. A maximum number of 2.5 million new Ordinary Shares may be allocated to the Bank’s executive members of the Board of Directors, managers and employees of the Bank and its affiliates at a price floating within a range of a minimum price which is the nominal value of the Ordinary Shares (which, at the date of these

25

Financial Statements, is €5) to a maximum price which is 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options are first exercised. The price range gives the Board of Directors flexibility to determine the exercise price under different sub-plans. In the event there is a change in the number of shares of the Bank, the number of the stock option rights, which have not been enacted or exercised, the corresponding shares and the exercise price will be adjusted accordingly so that the value of these rights remains unchanged.

NOTE 26: Reserves & Retained Earnings

	30.06.2006	31.12.2005

Statutory reserve	212.652	212.652
Available for sale securities reserve	(18.427)	41.139
Cash flow hedge reserve	(196)	—
Other reserves and retained earnings	1.064.782	1.023.436
Total reserves & retained earnings	1.258.811	1.277.227

The movement in the available for sale securities reserve may be summarised as follows:

Available for sale securities reserve	30.06.2006	31.12.2005

At 1 January	41.139	105.153
Net gains / (losses) from changes in fair value of AFS investments. & gains / (losses) transferred to income statement	(59.596)	(64.012)
Deferred tax	30	(2)
At the end of the reporting period	(18.427)	41.139

NOTE 27: Dividends per share

The Bank’s Annual Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the payment of a €1 dividend per share for the financial year 2005. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 2 May 2006. As from 3 May 2006 the Bank’s shares are traded ex-2005 dividend. The dividend was paid on 11 May 2006.

NOTE 28: Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalent consist of the following balances with less than three months maturity from the acquisition date.

	30.06.2006	30.06.2005

Cash and balances with central banks	1.740.178	1.564.909

Treasury bills and other eligible bills	88.662	—
Due from banks	2.392.583	4.394.077
Total cash and cash equivalents	4.221.423	5.958.986

26

NOTE 29: Related –party transactions

The nature of the related party relationships for those related parties with whom the Bank entered into significant transactions or had significant balances outstanding at 30 June 2006 and 31 December 2005 are presented below. Transactions with related parties were entered into during the course of business at market rates.

a. Transactions with management

The Bank entered into banking transactions with members of the Board of Directors and General Managers of the Bank, in the normal course of business. The list of the members of the Board of Directors is shown under Note 1. Loans, deposits and letters of guarantee amounted to €1.680 thousand, €4.217 thousand and €2 thousand respectively. Total compensation including salaries and other short-term benefits, post employment and other long-term benefits, termination benefits and share based payments amounted to €3.746 thousand.

b. Other related party transactions

In million	30.06.2006	31.12.2005

Loans and advances to customers	1.385	1.453

Due to customers	3.156	3.004

Letters of guarantee	307	149

Interest and commission income	45	58
Interest and commission expense	88	168

27

NOTE 30: Acquisitions, disposals and other capital transactions

1.                                      Acquisitions and disposals

I.                 In January 2006, following its Board of Directors decision on 20 December 2005, the Bank participated in the share capital increase of its subsidiary Banca Romaneasca. The share capital increase was concluded in February 2006. Ultimately, 122,5 million new shares were issued and the Bank now controls 194,4 million shares (98,88%).

II.             In January 2006, the Bank concluded the sale of its subsidiary ASTIR Alexandroupolis. The total consideration received was €6,5 million.

III.         On 3 February 2006, the Bank concluded the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank. The total consideration received was CAD 71,3 million.

2.                                      Mergers through absorption

National Bank of Greece and National Real Estate

The Boards of Directors of the Bank and National Real Estate, further to their decisions (dated 29/7/2005) regarding the merger of the two companies through absorption of the latter by the Bank, proposed to the General Meetings of their Shareholders the following share exchange ratio: 2 shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate. Approval by regulatory authorities to initiate the merger procedures was obtained in October 2005 (Greek Government Gazette issue 11146/21.10.2005). PricewaterhouseCoopers and KPMG were engaged as auditors to certify the book value of National Bank of Greece’s and National Real Estate’s assets respectively, as at the transformation balance sheet date (31/7/2005) and opine on the fairness of the share swap ratio. PricewaterhouseCoopers and KPMG issued their fairness opinion on the share swap ratio. On 3 February 2006, the second repeat General Meeting of the Bank’s Shareholders approved the above merger under the terms proposed by the Board of Directors.

On 31 March 2006, the Ministry of Development approved the aforementioned merger and as of the same date the National Real Estate was permanently deregistrated from the Registrar Of Companies (Ref. Of Merger Approval: K2-4813, Ref. Of Deregistration: K2-744).

On completion of the merger and cancellation of National Real Estate shares owned by National Bank, the Bank’s total number of shares increased by 2.670.367 shares which, added to existing shares and raised the total number of the Bank’s shares from 336.599.045 to 339.269.412.

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NOTE 31: Post balance sheet events

1.          On 3 April 2006, NBG agreed to acquire from FIBA Holding and its affiliates, a 46,0% interest (437 million shares) in the Ordinary Shares of Finansbank and 100,0% (100 shares) of the Founder Shares for USD 2.774 million.  Upon receipt of the necessary regulatory approvals and after completion of the initial acquisition of 100,0% of the Founder Shares and 46,0% of the Ordinary Shares, NBG intends to apply to the Turkish Capital Markets Board to launch a Mandatory Offer for the remaining 44,3% of the Ordinary Share capital of Finansbank not controlled by FIBA Holding. If NBG were to acquire all of the Ordinary Shares pursuant to the Mandatory Offer, it would have a resulting ownership position of 90,3% (858 million Shares). If NBG acquires less than a 4,01% additional stake (38 million Shares) through the Mandatory Offer, FIBA Holding has agreed to sell to NBG sufficient Ordinary Shares such that NBG will hold 50,01% of the Ordinary Shares in Finansbank upon completion of the Mandatory Offer. FIBA Holding will retain a residual stake of 9,7% (92 million Shares) in Finansbank, subject to any additional shares sold to NBG in order for NBG to achieve a 50,01% stake in Finansbank upon completion of the transaction. NBG and FIBA Holding and its affiliates, have further agreed to enter into a shareholders’ agreement effective from closing, which will regulate their relationship as shareholders in Finansbank. The agreement includes put and call option arrangements in respect of the shares in Finansbank held by the FIBA Holdings and its affiliates at the time that the acquisition by NBG is concluded.

On 18 August 2006 and following approval by the Authorities, the Bank acquired 46% of common shares of Finansbank and 100% of founder shares for a total consideration of USD 2,774 million.

2.          On 1 June 2006 the 2nd Repeat General Meeting of the Bank’s shareholders approved the share capital increase of € 3 billion.  The share capital increase was completed and fully subscribed on 5 July 2006 and was authorized by the approval NoK2-10274/7.7.2006 of Ministry of Development.  Consequently, the Bank’s share capital will increase by €678.538.820 with the issue of 135.707.764 new shares. The difference from the issue of shares above par value of a total amount of €2.321.960 will be credited to the “share premium account”. The Bank’s share capital will amount to €2.374.886 divided in 474.977.176 ordinary registered voting shares of a nominal value of €5.00 each.

3.          On 13 July 2006 the Bank initially agreed with P & K Investment Services.The consideration agreed amounted to € 48,7 m and corresponds to 1,81 multiple of the book value at 30 June 2006 or 4,9 multiple of 2006 forecast profits.

NOTE 32: Restatement & Reclassifications

Certain amounts in prior periods have been restated or reclassified to conform to the current presentation.

Shareholder’s Equity

	As restated 30.06.2005	As previously reported 30.06.2005	Reclass/tions & Restatements	Footnote

Share capital	1.492.090	1.492.090	—
Share premium account	32.393	32.393	—
Treasury shares	(35.222)	(35.222)	—
Reserves & retained earnings	1.102.628	1.104.052	(1.424)	(a)
Equity attributable to NBG shareholders	2.591.889	2.593.313	(1.424)

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Cash Flow Statement

	As restated 30.06.2005	As previously reported 30.06.2005	Reclass/tions & Restatements	Footnote
Net cash flows from/ (used in):
Operating activities	1.509.636	1.537.839	(28.203)	(b)
Investing activities	(181.682)	(185.956)	4.274	(b)
Financing activities	267.887	243.958	23.929	(b)

Effect of exchange rate changes on cash and cash equivalents	92.706	92.706	—
Net increase/(decrease) in cash and cash equivalents	1.688.547	1.688.547	—

Cash and cash equivalents at the beginning of the period	4.270.439	4.270.439	—
Cash and cash equivalents at the end of the period	5.958.986	5.958.986	—

Footnotes

(a)          Effect of accrued bonus payment to employees

(b)         Other reclassifications

NOTE 33 Foreign Currency Rates

Following rates were used for the translation of foreign branches:

From	To	Fixed rate as at 30.06.2006	Average rate 01.01.06 to 30.06.2006

ALL	EUR	0,00811	0,00855

CYP	EUR	1,73913	1,74339

EGP	EUR	0,13717	0,14349

GBP	EUR	1,44488	1,45589

YDN	EUR	0,01176	0,01173

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 31st August, 2006
Efstratios-Georgios (Takis)Arapoglou
Chairman – Chief Executive Officer